Brookfield

Brookfield Asset Management Inc.

Q1 2018 INTERIM REPORT

Interim Report Q1 2018

FOR THE THREE MONTHS ENDED MAR. 31	2018	2017
TOTAL (MILLIONS)
Revenues	$12,631	$6,001
Net income	1,855	518
Funds from operations	1,170	674

PER SHARE
Net income (loss)	$0.84	$(0.08)
Funds from operations	1.16	0.65
Dividends[1]
Cash	0.15	0.14
1. See Corporate Dividends on page 22

AS AT MAR. 31, 2018 AND DEC. 31, 2017	2018	2017
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Assets under management	$282,731	$283,141
Consolidated results
Balance sheet assets	195,935	192,720
Equity	81,315	79,872
Common equity	24,456	24,052
Diluted number of common shares outstanding	1,004	1,006
Market trading price per share – NYSE	39.00	43.54
Note: See Glossary of Terms beginning on page 55
Throughout our interim report, we use the following icons:

ASSET MANAGEMENT	REAL ESTATE	RENEWABLE POWER	INFRASTRUCTURE	PRIVATE EQUITY	RESIDENTIAL DEVELOPMENT	CORPORATE ACTIVITIES

Overview
We are a leading alternative asset manager, focused on investing in long-life, high-quality assets spanning over 30 countries globally. Our investments include one of the largest real estate portfolios in the world, an industry-leading infrastructure business, one of the largest pure-play renewable power businesses and a rapidly expanding private equity business. These businesses are each important components of the backbone of the global economy, supporting the endeavors of individuals, corporations and governments worldwide.
We offer a broad range of products to our investors through our private funds and listed issuers. We aim to provide consistent, strong returns for our investors, which include sovereign wealth plans, pensions, institutional and individual investors. Brookfield is typically the largest investor in our funds, ensuring alignment of interests with our investors.
Our primary objective is to generate increased cash flows on a per share basis, and as a result, higher intrinsic value per share, with a goal to generate 12% to 15% total compound returns over the longer term. These returns are generated by our asset management business and the capital appreciation and distributions from our invested capital.

OUR CONTRIBUTION

Our business provides critical infrastructure and services used by millions of people; we manage investment strategies that underpin the financial welfare of pension plans, insurance companies and individuals, and we impact the lives of tens of thousands of employees, their families and the communities in which they live and in which we operate

The business is organized into the following principal areas:

ASSET MANAGEMENT

We provide a wide range of investment products, primarily focused on real estate, renewable power, infrastructure and private equity

REAL ESTATE

Office, retail, industrial, multifamily, hospitality and other properties

RENEWABLE POWER

Hydroelectric, wind, solar and other power generating facilities

INFRASTRUCTURE

Utilities, transport, energy, communications and agricultural assets

PRIVATE EQUITY

Construction and business services, energy and industrial operations

“Brookfield,” the “company,” we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “corporation” refers to our asset management business which is comprised of our asset management and corporate business segments. Our “invested capital” or “listed issuers” includes our subsidiaries, Brookfield Property Partners L.P., Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate public issuers included within our Real Estate, Renewable Power, Infrastructure and Private Equity segments, respectively. We use “private funds” to refer to our real estate funds, infrastructure funds and private equity funds. Please refer to the Glossary of Terms beginning on page 55 which defines our key performance measures that we use to measure our business
Excludes residential development and corporate activities which are distinct business segments for IFRS reporting purposes

Q1 2018 INTERIM REPORT 2

Letter to Shareholders
OVERVIEW
Results during the quarter were excellent. FFO from most operations were strong, and we generated a number of gains on asset sales. Operational performance gave rise to a significant increase in unrealized performance income and strong overall net income.
Our cash levels, core liquidity and dry powder are at their highest levels across our franchise, ever. Some of this is because our business is larger, but it is also because we are continuing to harvest cash from investments while investing at a conservative pace.
The remainder of 2018 looks strong. We have a lot still to do in order to ensure a successful year, but we are off to a good start.
GLOBAL INVESTING
The impact of politics on business seems to be on every investor’s mind today. This is always the case to a certain extent, but Brexit, U.S. trade tariffs, NAFTA, China, Iran, Syria and others that are in daily social media and news headlines seem to be making investors even more preoccupied.
With respect to our operations, we are not macro investors, but micro investors. Of course, broad economic trends affect all of our businesses but what is more important to our long-term success is our ability to find great businesses in good countries that will stand the test of time, irrespective of short-term politics. While in the long term, negative political situations could impact our businesses, in the short to medium term, politics for the most part do not materially impact our business plans. In fact, the short-term noise frequently provides opportunities to acquire assets at reduced valuations (or to sell them for premium returns).
With respect to entering new countries, it takes a great deal of effort to establish our operations. We therefore try to choose countries wisely, stay forever, and grow incrementally in order to prevent mistakes early on.
There are three important factors we always consider when entering a country. These include its size, a culture of respect for capital (also sometimes referred to as a rule of law, but it’s more than that), and the ability to operate with the high global ethical standards we adhere to everywhere we do business.
With respect to size, some countries are excellent places to invest but the size of their economy may not give rise to a large enough investment opportunity. It takes a lot of effort to understand the tax, regulatory and business customs in a country, so we need our major investment areas to have the potential to be meaningful to our overall business in the longer term. We also hope that over time, each of our businesses will benefit from the overall operation established in any one country.
If a country is large enough, we next consider how it has historically treated foreign capital. It is relatively straightforward to recognize the pattern, over time, of behavior regarding foreign capital. In countries that do not have a culture of respecting capital, when times get tough, foreign investors’ capital often is encroached upon in some way. Often people look to the “rule of law” to assess this risk, but our view is that, while rule of law is clearly important, more is needed. Some investors have made mistakes when a country appears to have rule of law but does not have respect for private capital. This can be fatal. In other cases, countries that do not appear to have a separate judiciary from government do respect capital. The circumstances can also differ if you own a particularly strategic resource. These nuances are very important to consider.
Once a country meets these first two tests, we then consider whether we are confident we can operate there with the high ethical and moral standards we operate with globally, or not. Our commitment to these high standards has proven to be a competitive advantage when dealing with global companies, so we are extremely careful not to make

3 BROOKFIELD ASSET MANAGEMENT

any mistakes that could disrupt this. While our experience has shown that we can achieve this in many countries, there are others where it is not possible.
Having a global franchise provides us with an enormous competitive advantage. It offers us both diversification and the ability to find value in markets that few others operate in. This is important, as different regions go through different economic cycles at different times. Our global franchise allows us to scale up our investing activities in markets when things are tougher and returns therefore should be better. Conversely, it allows us to harvest capital in markets that are more fully priced. In all of this, the critical point is that we are able to turn ideas into actionable opportunities.
Ensuring that we adhere to the above principles gives us a common basis to measure our successes and our mistakes. Over time, this continuously makes us better and gives us a definable competitive advantage.
TRANSELEC
This quarter we sold an investment in a Chilean company called Transelec that we acquired in 2006. The story is instructive of how we operate our overall business.
In 2006, we acquired the entire backbone infrastructure electrical transmission system that transmits virtually all the electricity in Chile. This system is approximately 10,000 kilometers, spans the entire country and will never be replicated. At the time, we did not have a flagship infrastructure fund so we funded the investment by investing just under 30% of the equity ourselves, and partnering with three institutional partners for the balance.
Chile at the time was emerging as a strong country with improved rule of law and respect for capital. Having built mining projects there in the past, we were better informed than most other global investors. Given we were early – and in hindsight, right – we invested with a significant margin of safety and the return for the risk we took over the 11 years was exceptional.
To acquire the investment, we invested $2.7 billion for 100% of the entity that owned the system. We financed the purchase with $600 million of acquisition debt and inherited $800 million of existing debt. As a result, our total equity investment was $1.3 billion of which we retained a 28% investment (~US$400 million), the balance with institutional clients.
Over the years, we re-invested capital in the business to expand and grow the system, and the cash flows grew as the tariff escalated at a 10% real return. During the 11 years of ownership, after reinvesting into the system for growth, we distributed over $1 billion of cash dividends to both our partners and Brookfield.
Recently, given the attractiveness of this asset, we decided we could redeploy the capital invested into higher earning investments elsewhere. Transelec is still a great investment, but the asset is at a point where most of the hard work has been done and the upside secured, with the country doing extremely well. As a result, we decided to sell our investment and redeploy the capital into opportunities that will now better benefit from our operating expertise.
After discussion with our partners, we decided to sell our interest only. The end result was that we found a strategic buyer who recently paid $1.3 billion for our 28% interest in the equity of the company. This was a $7 billion value on a total enterprise value basis compared to the $2.7 billion at acquisition.
We generated total proceeds of $1.6 billion of cash on our equity from this investment. This was four times our initial equity investment, resulting in a compound 16% internal rate of return. We are very pleased with this outcome, and are equally excited about the potential to put this capital to work in new opportunities where our operating expertise and investment capabilities can generate similar premium returns.
This also illustrates our strategy of rotating capital. Our goal is to make investments and use our operating expertise to increase cash flows and de-risk the business; the outcome is an investment that has a lower risk profile and warrants a lower future return. At that point, we sometimes monetize the investment.

Q1 2018 INTERIM REPORT 4

We believe that we have left the buyer and our institutional partners with a very successful company that will continue to compound attractive returns for many decades to come. All told, a very good investment.
GGP
Late last year, we made a proposal to acquire the balance of GGP that we do not already own from the other shareholders. In March, after extensive negotiations with the independent directors of GGP and their advisors, we reached agreement on a revised transaction and the independent directors of GGP have recommended to shareholders that they approve it.
Our formal offer to shareholders will be mailed later this quarter and we expect to be able to close the transaction in the third quarter. Our offer is approximately 61% in cash and 39% in units of Brookfield Property Partners (BPY) or shares of a newly created Brookfield Property REIT. This REIT will be economically equivalent to an investment in BPY but qualify as a U.S. REIT security. Total consideration for the equity of the non-Brookfield owned shares is $15 billion.
To complete the transaction, we have raised $9.25 billion of cash by agreeing to sell $4 billion of interests in retail centers to institutional partners, and borrowed approximately $6 billion. We expect to sell a further $2 to $3 billion of retail center interests shortly following closing, and refinance other assets permanently to repay the full $6 billion. Nonetheless, the bridge debt we arranged has an average five-year term so we have plenty of time to complete the sales and permanent refinancings.
Given the size of the transaction, we are also issuing BPY units to complete the transaction. We are always reluctant to issue units when they trade at a discount to NAV, but in this case, we are issuing them on an “apples for apples” basis and are hopeful that shareholders of GGP recognize that that they are receiving equal or possibly greater NAV back in the form of the BPY units, when they are choosing to take the equity component.
From a BPY and BAM perspective, the transaction is accretive to FFO. More importantly the transaction will provide BPY with access to all of the assets of GGP (as opposed to owning a 34% stock-holding interest). This means that the full global franchise of BPY and BAM will be fully available to re-work the high-quality real estate that GGP owns in what is a rapidly evolving/changing retail real estate environment.
PERFORMANCE IN THE QUARTER
Our asset management activities continue to expand at a rapid pace, resulting in very substantial and growing free cash flow to BAM, and total assets under management exceeding $280 billion.

AS AT AND FOR THE TWELVE MONTHS ENDED MARCH 31 (MILLIONS)	2014	2015	2016	2017	2018	CAGR
Total assets under management	$190,172	$207,132	$239,766	$245,205	$282,731	10%
Fee bearing capital	80,899	90,632	99,223	113,114	126,965	12%
Annual run rate of fees plus target carry	1,044	1,264	1,568	2,058	2,465	24%
Fee related earnings (LTM)	324	404	569	691	1,076	35%
Fee related earnings surpassed $1 billion for the last twelve month period, an increase of 56% over the prior last twelve months, and fee bearing capital reached $127 billion at quarter end. This growth in capital includes new private fund fee bearing capital from the first close of our latest real estate opportunity fund, and we added $4 billion of fee bearing capital in our public securities business with the acquisition of a focused infrastructure manager. This business added retail distribution capabilities, and an experienced investment team. Performance fees were $143 million in the quarter, or $285 million in the last twelve month period.
We were active with fundraising and continue to see expanding investor appetite for our funds. In addition to our flagship products, we continue to add income alternatives for clients. This includes core and credit products. During

5 BROOKFIELD ASSET MANAGEMENT

the quarter, we raised additional capital for our core real estate open-end fund, our real estate mezzanine lending open-end fund, and our infrastructure credit fund. We also launched fundraising for two additional perpetual fund products; a core infrastructure fund and an Australian core real estate fund. In our flagship funds, we continue to invest and have $22 billion of uncalled third-party fund commitments available to deploy, positioning us well to respond to opportunities.
Over the last couple of quarters, we have included Economic Net Income, or ENI, as a key performance measure in our asset management segment. This measure is the sum of fee related earnings and unrealized carried interest generated in a given period. While we use FFO as our primary measure of performance, we believe that ENI is a useful measure for investors to assess the total value created within our funds in a period and the potential for future growth in FFO as previously generated carry is realized and recorded as FFO. Furthermore, ENI is a widely used measure in the alternative asset management industry, and we believe it provides investors a meaningful data point to benchmark our performance against our peers.
Both FFO and ENI include fee related earnings, but FFO includes only realized carried interest, whereas ENI also includes unrealized carried interest. As a reminder, we only recognize carry in our financial statements once we have sufficient assurance that it is no longer subject to future investment performance. This is different than most alternative asset managers. Unrealized carried interest represents the amount of carried interest generated based on investment performance to date, and can be used to track progress toward future carried interest realizations in FFO. Changes in unrealized carried interest provides investors with an indication as to how we are tracking towards the eventual realizations, which typically occur in the final years of our funds.
ENI in our asset management business increased to $2.1 billion in the last twelve month period, more than double the prior year’s tally of $1.0 billion. This is in part because we are still in the early stages of our carried interest potential of our larger funds. Our realized carried interest to date is from older fund vintages, which are smaller in size. As we raise more capital, our carry eligible capital base is increasing. We almost doubled carry eligible capital from $25 billion in 2015 to $40 billion in 2016, and these funds are only now beginning to generate carried interest that will be captured in our ENI. We currently have an accumulated unrealized carried interest balance over $2 billion, which should be realized in FFO over the next few years as the corresponding funds meet their performance hurdles and assets are monetized into cash.
CLOSING
We remain committed to being a leading, world-class alternative asset manager, and investing capital for you and our investment partners in high-quality assets that earn a solid cash returns on equity, while emphasizing downside protection for the capital employed.
The primary objective of the company continues to be generating increased cash flows on a per share basis and as a result, higher intrinsic value per share over the longer term.
Please do not hesitate to contact any of us should you have suggestions, questions, comments, or ideas you wish to share with us.
Sincerely,
J. Bruce Flatt
Chief Executive Officer

May 10, 2018

Q1 2018 INTERIM REPORT 6

Management’s Discussion and Analysis
ORGANIZATION OF THE MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

PART 1 – OUR BUSINESS AND STRATEGY		Renewable Power	32
Our Business	9	Infrastructure	35
Organizational Structure	10	Private Equity	37
PART 2 – REVIEW OF CONSOLIDATED		Residential Development	40
FINANCIAL RESULTS		Corporate Activities	42
Overview	11	PART 4 – CAPITALIZATION AND LIQUIDITY
Income Statement Analysis	11	Strategy	43
Balance Sheet Analysis	16	Capitalization	43
Foreign Currency Translation	19	Liquidity	47
Summary of Quarterly Results	20	Review of Consolidated Statements of Cash Flows	50
Corporate Dividends	22	PART 5 – ACCOUNTING POLICIES AND INTERNAL
PART 3 – OPERATING SEGMENT RESULTS		CONTROLS
Basis of Presentation	23	Accounting Policies, Estimates and Judgments	51
Summary of Results by Operating Segment	24	Management Representations and Internal Controls	54
Asset Management	25	GLOSSARY OF TERMS	55
Real Estate	29
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “corporation” refers to our asset management business which is comprised of our asset management and corporate business segments. Our “invested capital” includes our “listed partnerships,” Brookfield Property Partners L.P., Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate public issuers included within our Real Estate, Power, Infrastructure and Private Equity segments, respectively. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to our real estate funds, infrastructure funds and private equity funds.
Please refer to the Glossary of Terms beginning on page 55 which defines our key performance measures that we use to measure our business. Other businesses include Residential Development and Corporate.
Additional information about the company, including our Annual Information Form, is available on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
We are incorporated in Ontario, Canada, and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our MD&A is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

Information contained in or otherwise accessible through the websites mentioned does not form part of this report. All references in this report to websites are inactive textual references and are not incorporated by reference.

7 BROOKFIELD ASSET MANAGEMENT

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may provide such information and make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. See “Cautionary Statement Regarding Forward-Looking Statements and Information” above.
We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with IFRS. We utilize these measures in managing the business, including performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics may differ from the calculations disclosed by other businesses and, as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A. Please refer to our Glossary of Terms beginning on page 55 for all non-IFRS measures.

Q1 2018 INTERIM REPORT 8

PART 1 – OUR BUSINESS AND STRATEGY
OUR BUSINESS
We are a leading global alternative asset manager1, focused on investing in long-life, high-quality assets across real estate, renewable power, infrastructure and private equity. We provide a wide variety of investment products to our investors including private funds,1 listed issuers1 and public securities.1 Our interests are aligned with our investors because we invest large amounts of our own balance sheet capital in our funds: we are typically the largest investor in our private funds and the largest investor in each of our listed issuers.
We have built our business around assets and businesses that are resilient through market cycles and deliver robust returns. Our deep experience investing in, owning and operating real assets has enabled us to successfully underwrite acquisitions and to enhance returns through our expertise in operational improvements, financing strategies and execution of development projects.
Our financial returns are represented primarily by the combination of fees we earn as an asset manager as well as capital appreciation and distributions from our invested capital.1 Our primary performance measure is funds from operations1 (“FFO”), which we use to evaluate the operating performance of our segments.
In our asset management activities, we manage private funds, listed issuers and public securities portfolios for investors which we refer to as fee bearing capital.1 FFO from these activities consist of: (i) base and other recurring fees that we earn as manager less direct costs of doing so; (ii) incentive distributions1 and performance fees from our listed issuers; and (iii) realized carried interest1 from private funds. We supplement our performance measurement with economic net income1 (“ENI”) which utilizes unrealized carried interest1 instead of realized carried interest. Unrealized carried interest represents the amount of carried interest generated based on investment performance to date and is therefore more indicative of earnings potential. Continued growth in this measure is a leading indicator of future growth in FFO from our Asset Management segment.
Our invested capital consists largely of investments in our listed issuers and other listed securities, which currently make up 85% of our invested capital. The remaining 15% is largely invested in our residential development business and our energy marketing activities. Our invested capital provides us with FFO and cash distributions, most of which is generated by the investments in our limited partner interests in our listed entities, which pay stable recurring distributions.
Our balance sheet also allows us to capitalize quickly on opportunities as they arise, backstop the transactions of our various businesses as necessary and fund the development of new activities by seeding new investment strategies that are not yet suitable for our investors. Finally, the amount of capital invested by us directly in our listed issuers, and through them into our private funds, creates alignment of interests with our investors.
Refer to Part 2 and 3 of this MD&A for more information on our operations and performance.

OUR STRATEGY
As a leading global alternative asset manager, our business strategy is focused on the following:
•
Generate superior investment returns for our investors, utilizing our competitive advantages of large-scale capital, global reach and operating expertise
•
Offer a wide range of traditional and innovative products that meet our investors’ requirements
•
Provide exceptional client service
•
Utilize our balance sheet to accelerate growth in our asset management activities, align our interests with investors and generate additional returns

1.	See definition in Glossary of Terms beginning on page 55

9 BROOKFIELD ASSET MANAGEMENT

ORGANIZATIONAL STRUCTURE
We employ approximately 1,200 employees within our asset management business and a further 80,000 employees throughout the rest of our operations. We have organized our activities into five principal groups: real estate, renewable power, infrastructure, private equity and public securities.
Our asset management operations include the creation of and raising capital for new funds, managing existing funds, client relations, product development as well as overseeing the management of the assets and investments owned through our investment strategies. Our invested capital consists primarily of major ownership interests in our listed issuers, our residential development business and other directly held securities. Invested capital is funded in part by our corporate leverage which includes long-term debt and perpetual preferred shares.
Our investment products, or managed funds, include: our flagship listed issuers (BPY,1 BEP,1 BIP1 and BBU1); our private funds, including our flagship private funds along with a number of niche and open-end perpetual funds; and public securities strategies such as mutual funds and separately managed accounts.
Our operating assets encompass all of the assets owned by our funds as well as the various operating groups that we have established over decades to manage operating assets, such as our core office and renewable power group, as well as portfolio investments which have dedicated management teams that are overseen by us.

BROOKFIELD ASSET MANAGEMENT INC.

Brookfield Asset Management Inc. (the "corporation")

Asset Management

- REAL ESTATE
- RENEWABLE POWER
- INFRASTRUCTURE
- PRIVATE EQUITY
- PUBLIC SECURITIES

Invested Capital

- INVESTED CAPITAL
- CORPORATE CAPITALIZATION

Managed Funds

Listed Issuers

- Brookfield Property Partners
- Brookfield Renewable Partners
- Brookfield Infrastructure Partners
- Brookfield Business Partners

Private Funds

Flagship

- BSREP
- BIF
- BCP
- BREF

Core and Credit

- Real Estate Finance
- Infrastructure Debt
- Core Real Estate

Public Securities

- Separately Managed Accounts
- Mutual Funds
- Closed-End Funds

Operating Assets

Real Estate

- Office
- Retail
- Industrial
- Multifamily
- Hospitality

Renewable Power

- Hydroelectric
- Wind
- Solar
- Storage

Infrastructure

- Utilities
- Transport
- Energy
- Communications
- Sustainable Resources

Private Equity

- Construction Services
- Business Services
- Industrial
- Energy

Public Securities

- Real Estate Equities
- Infrastructure Equities
- Energy Infrastructure Equities
- Real Asset Debt Securities

1.	See definition in Glossary of Terms beginning on page 55

Q1 2018 INTERIM REPORT 10

PART 2 – REVIEW OF CONSOLIDATED FINANCIAL RESULTS
The following section contains a discussion and analysis of line items presented within our consolidated financial statements. The financial data in this section has been prepared in accordance with IFRS.
OVERVIEW
Our results have been impacted year over year by acquisitions and dispositions, resulting in net increases of $6.6 billion and $647 million in revenues and net income, respectively. Acquisitions and dispositions are discussed in more detail on page 13.
Acquisitions that significantly impacted results for the first three months of 2018, as compared to the 2017 quarter, include a U.K. road fuel distribution business acquired in May 2017 within our Private Equity segment, a Brazilian regulated gas transmission business acquired in April 2017 within our Infrastructure segment, and the acquisition of two portfolios of wind and solar assets within our Renewable Energy segment in the fourth quarter of 2017.
The increase in revenues includes approximately $5.3 billion from our U.K. road fuel distribution business. These revenues include significant costs that are entirely passed through to customers but are required to be presented on a gross basis under IFRS. As such, the net income impact associated with this business is much less significant with a net loss of $13 million reflected in the current quarter.
Our balance sheet was also impacted by acquisition and divestment activity in the quarter. During the quarter, we acquired $4.5 billion of assets through business combinations, including acquisitions within our U.K. student housing portfolio and an office building in New York. We also sold $3.2 billion of assets, most notably our South American electricity transmission business.
INCOME STATEMENT ANALYSIS
The following table summarizes the financial results of the company for the three months ended March 31, 2018 and 2017:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2018	2017	Change
Revenues	$12,631	$6,001	$6,630
Direct costs	(10,091)	(4,387)	(5,704)
Other income and gains	342	265	77
Equity accounted income	288	335	(47)
Expenses
Interest	(1,037)	(843)	(194)
Corporate costs	(27)	(25)	(2)
Fair value changes	572	(204)	776
Depreciation and amortization	(670)	(499)	(171)
Income taxes	(153)	(125)	(28)
Net income	1,855	518	1,337
Non-controlling interests	(998)	(555)	(443)
Net income (loss) attributable to shareholders	$857	$(37)	$894
Net income (loss) per share	$0.84	$(0.08)	$0.92
Three months ended March 31
Revenues increased to $12.6 billion, an increase of $6.6 billion compared to the first quarter of 2017 primarily due to:

•	additional revenue earned from acquisitions completed since the prior year quarter, with the most significant contributions from:

◦
a U.K. road fuel distribution business in our Private Equity segment acquired in May 2017 which contributed $5.3 billion of additional revenue, though the impact on gross margin is minimal because revenues and direct costs both include significant costs that are entirely passed through to customers;

◦	the acquisition of TerraForm Power, Inc. (“TERP”), TerraForm Global and a portfolio of wind and solar power assets which contributed $338 million of incremental revenue; and

◦	a Brazilian regulated gas transmission business which contributed $305 million of additional revenue;

11 BROOKFIELD ASSET MANAGEMENT

•	growth in existing operations, including improved pricing and higher volumes; partially offset by

•	$89 million reduction in revenues from businesses sold.
Our direct costs increased by $5.7 billion in the first quarter of 2018 due to:

•	our newly acquired businesses, including $5.3 billion from the U.K. road fuel distribution business discussed above; and

•	costs incurred to fund organic growth initiatives within our infrastructure operations; partially offset by

•	a reduction in expenses from businesses sold.
Other income and gains of $342 million in the first quarter of 2018 primarily include a $338 million gain from the sale of our South American electricity transmission operation within the Infrastructure segment.
Equity accounted income decreased by $47 million to $288 million due to:

•	a $270 million share of the reduction in values of certain properties at GGP Inc. (“GGP”); partially offset by

•	$101 million in gains resulting from a reorganization of our holdings of Canary Wharf’s operating properties;

•	improved pricing and volumes at Norbord Inc. (“Norbord”); and

•	income from a marine energy services business in which we invested during the third quarter of 2017.
Interest expense increased by $194 million due to additional borrowings associated with acquisitions across our portfolio.
We recorded fair value gains of $572 million, compared to losses of $204 million in the first quarter of 2017, primarily as a result of:

•
increased appraisal gains on multiple investment properties in our opportunistic real estate portfolio in the current quarter; values within our core office portfolio were relatively unchanged whereas we recorded losses in the prior year quarter;

•	gains on the recognition of deferred tax assets following a restructuring of our U.S. group that enables the use of previously unrecognized tax assets; and

•	the absence of losses on GGP warrants incurred during the prior year quarter; partially offset by

•	unrealized losses on financial contracts entered into to manage foreign currency, interest rate and pricing exposures.
Depreciation and amortization expense increased by $171 million to $670 million due to:

•	businesses acquired within our renewable power and private equity businesses, particularly TERP, TerraForm Global, Inc. and our Brazilian water treatment business.
Income tax expense increased by $28 million to $153 million due to:

•	higher taxable income during the quarter, primarily as a result of asset sales, which resulted in current taxes of $227 million; partially offset by

•	deferred tax recoveries, including the impact of a reorganization within our Canadian real estate business, reducing our effective tax rate.
Net income attributable to non-controlling interests increased by $443 million to $998 million due primarily to:

•	higher appraisal gains on investment properties that are not wholly-owned; and

•	contributions from recently acquired businesses.
In summary, net income attributable to common shareholders increased by $894 million to $857 million or $0.84 per share due to:

•	positive contributions from recently-acquired operations and organic growth measures;

•	fair value gains relating to our investment properties and recently completed transactions; and

•	the absence of fair value losses included in the prior year results.

Q1 2018 INTERIM REPORT 12

Significant Acquisitions and Dispositions
We have summarized below the impacts of significant acquisitions and dispositions on our current quarter’s results:

FOR THE THREE MONTHS ENDED MAR. 31, 2018 (MILLIONS)	Acquisitions		Dispositions
	Revenue	Net Income	Revenue	Net Income
Real estate	$150	$7	$(85)	$(12)
Renewable power	338	20	—	—
Infrastructure	317	155	—	(174)
Private equity and other	5,849	13	(4)	1
	6,654	195	(89)	(185)
Gains recognized in net income	—	584	—	53
	$6,654	$779	$(89)	$(132)
Acquisitions
Further details relating to the material acquisitions noted below that were completed during the current period are provided in Note 4 to the consolidated financial statements.
Private Equity
Acquisitions within our Private Equity segment during the last twelve months contributed an additional $5.8 billion and $13 million of revenues and net income, respectively. These acquisitions include:

•
a U.K. road fuel distribution business that contributed $5.3 billion of incremental revenues and a net loss of $13 million. Revenues and direct costs of $5.3 billion include import duty amounts that are passed through to customers which are recorded gross with no impact on the margin generated by the business; and

•	a fuel marketing business, a leading Brazilian water treatment business and an investment in a marine energy services business.
Renewable Power
Acquisitions within our Renewable Power segment contributed $338 million and $20 million of additional revenues and net income, respectively. This is primarily attributable to the acquisitions of TERP and TerraForm Global, Inc., which own portfolios of wind and solar power assets, completed in the fourth quarter of 2017.
Infrastructure
Acquisitions within our infrastructure business relate primarily to our Brazilian regulated gas transmission business, which has contributed $305 million and $154 million in revenue and net income, respectively.
Real Estate
The incremental revenues and net income of $150 million and $7 million, respectively, are primarily attributable to acquisitions of a portfolio of extended-stay hotels across the U.S., a mixed-use property in Houston, a hotel property in Toronto, a portfolio of office properties in India as well as additional assets added to our existing U.K. student housing portfolio.
Gains Recognized in Net Income
The gains recognized in net income of $584 million relate primarily to gains arising from changes in the ownership of entities which gave rise to the recognition of previously unrecognized tax assets.
Dispositions
Recent dispositions that resulted in the absence of revenues and net income of $89 million and $185 million, respectively, in our current quarter’s results include:

•	the sale of our equity accounted investment in a South American transmission operation within the infrastructure business, resulting in an absence of net income of $174 million; and

•
the dispositions of investment properties within our Real Estate segment, including our European logistics business, partial sale of an office property in Toronto and a mixed-use office property in Denver.

13 BROOKFIELD ASSET MANAGEMENT

Fair Value Changes
The following table disaggregates fair value changes into major components to facilitate analysis:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2018	2017	Change
Investment properties	$470	$(23)	$493
Transaction related gains, net of deal costs	538	99	439
Financial contracts	(257)	(77)	(180)
Impairment and provisions	(37)	(45)	8
Other fair value changes	(142)	(158)	16
Total fair value changes	$572	$(204)	$776
Investment Properties
Investment properties are recorded at fair value with changes recorded in net income. The following table disaggregates investment property fair value changes by asset type:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2018	2017	Change
Core office	$54	$(339)	$393
Opportunistic and other	416	316	100
	$470	$(23)	$493
We discuss the key valuation inputs of our investment properties on page 52.
Core office property appraisal gains totaled $54 million in the quarter as a result of higher valuations on two properties in Sydney, where we benefited from increased market rents and changes in valuation metrics supported by external valuations. Valuation losses of $339 million in the prior year quarter were primarily attributable to changes in valuation metrics and reduced leasing activity across our U.S. office portfolio.
Appraisal gains on our opportunistic and other investment properties totaled $416 million in the quarter due to:

•
gains recognized in our U.S. industrial operations properties, particularly in the southern California and U.S. northeast markets, as cash flow projections and certain valuation assumptions were updated to reflect recent market developments and comparable transactions;

•
increased valuations for two office portfolios in India reflecting stronger leasing activity, higher market rents and the de-risking of certain office towers upon meeting development milestones, increasing leasable area and occupancy rates; and

•	updates to the original appraisal model used to value properties in our manufactured housing portfolio.
In the prior year quarter, valuation gains of $316 million related to improved leasing results, lower discount rates and improved market conditions in India.
Transaction Related Gains, Net of Deal Costs
Transaction related gains of $538 million in the first quarter of 2018 relate to:

•	$584 million gains related to the acquisitions and restructuring of businesses within our U.S. operations that resulted in the use of previously unrecognized tax assets; partially offset by

•	deal costs of $46 million across the company.
Financial Contracts
Financial contracts include mark-to-market gains and losses on financial contracts related to foreign currency, interest rate, and pricing exposures that are not designated as hedges.
The unrealized losses recognized in the current quarter of $257 million relate primarily to the mark-to-market movements on our commodity derivatives, interest rate swaps and the appreciation of most foreign currencies against the U.S. dollar, including the British Pound and the Euro, that impacted our long-term financial contracts. Refer to page 19 for further discussion on foreign currency impacts.

Q1 2018 INTERIM REPORT 14

Income Taxes
We recorded an aggregate income tax expense of $153 million in 2018, compared to $125 million in 2017, including current taxes of $227 million (2017 – $17 million) and a deferred tax recovery of $74 million (2017 – expense of $108 million).
The increase in current taxes relates primarily to:

•	the disposition of our South American electricity transmission business which resulted in $129 million of taxes owed; and

•	recent acquisitions, including the Brazilian regulated gas transmission business acquired in Q2 2017, which contributed $37 million in current taxes this quarter.
The change in deferred taxes, from an expense to a recovery relates primarily to:

•	entity reorganizations in the real estate group reducing its effective tax rate and contributing $155 million to the current period recovery; and

•	reductions in tax rates in jurisdictions in which we operate resulting in a recovery of $40 million.
In our case, the deferred tax provision relates principally to fair value gains, particularly from investment property appraisals, which are not taxable until the assets are sold and therefore do not give rise to a current tax liability, as well as the depreciation of assets that are depreciated for tax purposes at rates that differ from the rates used in our financial statements.
Our income tax provision does not include a number of non-income taxes paid that are recorded elsewhere in our financial statements. For example, a number of our operations in Brazil are required to pay non-recoverable taxes on revenue, which are included in direct costs as opposed to income taxes. In addition, we pay considerable property, payroll and other taxes that represent an important component of the tax base in the jurisdictions in which we operate, which are also predominantly recorded in direct costs.
Our effective income tax rate is different from the Canadian domestic statutory income tax rate due to the following differences:

FOR THE THREE MONTHS ENDED MAR. 31	2018	2017	Change
Statutory income tax rate	26%	26%	—%
Increase (reduction) in rate resulting from:
Portion of gains subject to different tax rates	(8)	6	(14)
Change in tax rates and new legislation	(10)	—	(10)
International operations subject to different tax rates	—	5	(5)
Taxable income attributed to non-controlling interests	(5)	(14)	9
Derecognition (recognition) of deferred tax assets	2	(8)	10
Non-recognition of the benefit of current year’s tax losses	3	7	(4)
Other	—	(3)	3
Effective income tax rate	8%	19%	(11)%
We recorded non-taxable gains attributed to changes in fair value of certain of our assets in the current quarter which reduced our effective tax rate by 8%. In addition, entity reorganizations in our real estate group and reduction in tax rates in jurisdictions in which we operate reduced our effective tax rate by 10%.
We operate in countries with different tax rates, most of which vary from our domestic statutory rate and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates did not impact our effective tax rate in the current quarter, compared to a 5% increase in the prior year quarter. The difference will vary from period to period depending on the relative proportion of income in each country.
As an asset manager, many of our operations are held in partially owned “flow through” entities, such as partnerships, and any tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated earnings includes income attributable to non-controlling ownership interests in these entities, our consolidated tax provision includes only our proportionate share of associated tax provision of these entities. In other words, we are consolidating all of the net income, but only our share of their tax provision. This gave rise to a 5% and 14% reduction in the effective tax rate relative to the statutory tax rate in 2018 and 2017, respectively.

15 BROOKFIELD ASSET MANAGEMENT

BALANCE SHEET ANALYSIS
The following table summarizes the statement of financial position of the company as at March 31, 2018 and December 31, 2017:

AS AT MAR. 31, 2018 AND DEC. 31, 2017 (MILLIONS)	2018	2017	Change
Assets
Investment properties	$58,309	$56,870	$1,439
Property, plant and equipment	54,431	53,005	1,426
Equity accounted investments	30,750	31,994	(1,244)
Cash and cash equivalents	6,044	5,139	905
Accounts receivable and other	12,257	11,973	284
Intangible assets	14,231	14,242	(11)
Other assets	19,913	19,497	416
Total Assets	$195,935	$192,720	$3,215
Liabilities
Borrowings and other non-current financial liabilities	$90,946	$88,867	$2,079
Other liabilities	23,674	23,981	(307)
Equity
Preferred equity	4,192	4,192	—
Non-controlling interests	52,667	51,628	1,039
Common equity	24,456	24,052	404
Total Equity	81,315	79,872	1,443
	$195,935	$192,720	$3,215
2018 vs 2017
Consolidated assets at March 31, 2018 were $195.9 billion, an increase of $3.2 billion since December 31, 2017. The increases  noted in the table above are largely attributable to $4.5 billion of assets acquired through business combinations, increases in the fair value of our investment properties and additions to our fixed asset portfolios. Further details on business combinations are provided in Note 4 to the consolidated financial statements.

During the period, we also sold $3.2 billion of assets, primarily within our Real Estate and Infrastructure segments.
Investment properties consist primarily of the company’s real estate assets. The balance as at March 31, 2018, increased by $1.4 billion primarily due to:

•	acquisitions of $1.2 billion, including within our U.K. student housing portfolio and an office building in New York;

•	additions of $457 million as we enhanced or expanded numerous properties through capital expenditures;

•	appraisal gains recorded in fair value changes of $470 million (refer to page 14 for further information); partially offset by

•	foreign currency translation impact of $106 million; and

•	dispositions of $627 million, including the partial sale of an office property in Toronto.
We provide a continuity of investment properties in Note 8 to the consolidated financial statements.
Property, plant and equipment increased by $1.4 billion primarily as a result of:

•	acquisitions of $1.3 billion, mainly the acquisitions within our real estate business of a portfolio of extended-stay hotels across the U.S. and a hotel property in Washington;

•	additions of $382 million primarily related to growth capital expenditures across our renewable power and infrastructure businesses; and

•	the impact of foreign currency translation of $393 million; partially offset by

•	dispositions and depreciation in the period.

Q1 2018 INTERIM REPORT 16

We provide a continuity of property, plant and equipment in Note 9 to the consolidated financial statements.
The decrease of $1.2 billion in equity accounted investments is primarily due to:

•	the sale of our $1.0 billion South American electricity transmission operation;

•	the reclassification of two entities in our Real Estate and Corporate segments after stepping-up our ownership and gaining control during the period; and

•	distributions received and returns of capital of $653 million; partially offset by

•
$269 million of additions, primarily due to capital expenditures and additional investments in our Real Estate business and additions in our private equity business as a result of the acquisition of the Ontario gaming bundle; and

•	our share of comprehensive income and the impact of foreign exchange of $299 million and $239 million, respectively.
Cash and cash equivalents increased by $905 million as at March 31, 2018 compared to year end primarily due to timing of cash flows. For further information, refer to our Consolidated Statements of Cash Flows and to the Review of Consolidated Statements of Cash Flows within Part 4 – Capitalization and Liquidity.
Borrowings and other non-financial liabilities consist of our non-recourse borrowings, corporate borrowings, subsidiary equity obligations, non-current accounts payable and other long-term liabilities that are due after one year. The increase in the balance of $2.1 billion since year end is primarily related to increases in borrowings as a result of:

•	$2.2 billion in additional property-specific borrowings due to acquisitions across our businesses, specifically in our Real Estate segment, and a debt offering in our Private Equity segment; and

•	$1.0 billion in corporate debt issued as well as increases in subsidiary equity obligations and other non-current liabilities; partially offset by

•	a $1.1 billion decrease in subsidiary borrowings due to the repayment of amounts previously drawn on revolving or term bank facilities.
Refer to Part 4 – Capitalization and Liquidity for more information.
Equity
The significant variances in common equity and non-controlling interests are discussed below. Preferred equity is discussed in Part 4 of this report.
Common Equity
The following table presents the major contributors to the period-over-period variances for common equity:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2018 (MILLIONS)
Common equity, beginning of period	$24,052
Changes in period
Changes in accounting policies	(218)
Net income to shareholders	857
Common dividends	(143)
Preferred dividends	(38)
Foreign currency translation	39
Other comprehensive income	102
Share repurchases, net of issuances and vesting	(202)
Ownership changes and other	7
404
Common equity, end of period	$24,456

17 BROOKFIELD ASSET MANAGEMENT

Common equity increased by $404 million to $24.5 billion during the period, primarily due to:

•	net income and other comprehensive income attributable to shareholders totaling $857 million and $141 million, respectively; partially offset by

•	distributions of $181 million to shareholders as common and preferred share dividends;

•
share repurchases, net of issuances and vesting, of $202 million, which included $211 million paid to repurchase 5.2 million Class A shares, of which $160 million was to fund long-term compensation plans; and

•	a reduction in opening common equity of $218 million to reflect the adjustments required to transition to IFRS 15 Revenue from Contracts with Customers (“IFRS 15”), and IFRS 9 Financial Instruments.
Non-controlling Interests
Non-controlling interests in our consolidated results primarily consist of third-party interests in BPY, BEP, BIP and BBU, and their consolidated entities as well as co-investors and other participating interests in our consolidated investments as follows:

AS AT MAR. 31, 2018 AND DEC. 31, 2017 (MILLIONS)	2018	2017
Brookfield Property Partners L.P.	$20,614	$19,736
Brookfield Renewable Partners L.P.	10,390	10,139
Brookfield Infrastructure Partners L.P.	11,503	11,376
Brookfield Business Partners L.P.	3,302	4,000
Other participating interests	6,858	6,377
	$52,667	$51,628
Non-controlling interests increased by $1.0 billion in 2018 to $52.7 billion, primarily due to:

•	comprehensive income attributable to non-controlling interests which totaled $1.3 billion; and

•	net equity issuances to non-controlling interests by our listed partnerships totaling $1.6 billion; partially offset by

•	ownership changes attributable to non-controlling interest of $136 million; and

•	$1.6 billion of distributions to non-controlling interests.

Q1 2018 INTERIM REPORT 18

FOREIGN CURRENCY TRANSLATION
Approximately half of our capital is invested in non-U.S. currencies and the cash flow generated from these businesses, as well as our equity, is subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. The most significant currency exchange rates that impact our business are shown in the following table:

AS AT MAR. 31, 2018 AND DEC. 31, 2017 AND FOR THE THREE MONTHS ENDED MAR. 31	Period End Rates			Average Rate
	2018	2017	Change	2018	2017	Change
Australian dollar	0.7680	0.7809	(2)%	0.7860	0.7582	4%
Brazilian real[1]	3.3234	3.3080	—%	3.2436	3.1427	(3)%
British pound	1.4017	1.3521	4%	1.3915	1.2393	12%
Canadian dollar	0.7752	0.7953	(3)%	0.7909	0.7555	5%

1.	Based on U.S. dollar to Brazilian real
As at March 31, 2018, our IFRS net equity of $24.5 billion was invested in the following currencies: United States dollars – 50%; Brazilian reais – 16%; British pounds – 15%; Australian dollars – 8%; Canadian dollars – 6%; and other currencies – 5%. Currency exchange rates relative to the U.S. dollar at the end of the first quarter of 2018 were lower than December 31, 2017 for most of our significant non-U.S. dollar investments, with the exception of the British pound.
The following table disaggregates the impact of foreign currency translation on our equity by the most significant non-U.S. currencies:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2018	2017
Australian dollar	$(119)	$332
Brazilian real	(70)	184
British pound	333	125
Canadian dollar	(213)	92
Other	463	351
	394	1,084
Currency hedges	(85)	(441)
	$309	$643
Attributable to:
Shareholders	$39	$211
Non-controlling interests	270	432
	$309	$643
We use financial contracts and foreign currency debt to reduce exposures to most foreign currencies. We have hedges against the Australian, British and Canadian currencies with the result that a portion of the gains and losses in the quarter was offset by these currency hedges. We typically do not hedge our equity in Brazil and other emerging markets due to the high costs associated with these contracts.
Despite lower period end rates in many of our non-U.S. dollar investments, foreign currency translation positively impacted equity by $309 million in the current quarter, as our unhedged local currency positions strengthened, more than offsetting the impact of local currencies which depreciated.

19 BROOKFIELD ASSET MANAGEMENT

SUMMARY OF QUARTERLY RESULTS
In the past two years the quarterly variances in revenues are due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of fair value changes and deferred tax provisions, as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our real estate business. Other factors include the impact of foreign currency on non-U.S. revenues and net income attributable to non-controlling interests.
Our real estate operations typically generate consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our retail properties typically experience seasonally higher retail sales during the fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter. We fair value our real estate assets on a quarterly basis which results in variations in net income based on changes in the value.
Renewable power hydroelectric operations are seasonal in nature. Generation tends to be higher during the winter rainy season in Brazil and spring thaws in North America; however, this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year. Our infrastructure operations are generally stable in nature as a result of regulation or long-term sales contracts with our investors, certain of which guarantee minimum volumes.
Our residential development operations are seasonal in nature and a large portion is correlated with the ongoing U.S. housing recovery and, to a lesser extent, economic conditions in Brazil. Results in these businesses are typically higher in the third and fourth quarters compared to the first half of the year, as weather conditions are more favorable in the latter half of the year which tends to increase construction activity levels.
Our condensed statements of operations for the eight most recent quarters are as follows:

	2018	2017				2016
FOR THE PERIODS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues[1]	$12,631	$13,065	$12,276	$9,444	$6,001	$6,935	$6,285	$5,973
Net income	1,855	2,083	992	958	518	97	2,021	584
Net income to shareholders	857	1,046	228	225	(37)	173	1,036	185
Per share
– diluted	$0.84	$1.02	$0.20	$0.19	$(0.08)	$0.14	$1.03	$0.15
– basic	0.85	1.05	0.20	0.20	(0.08)	0.15	1.05	0.16

1. Prior period revenues have not been restated as we adopted IFRS 15 using the modified retrospective method
The following table shows fair value changes and income taxes for the last eight quarters, as well as their combined impact on net income:

	2018	2017				2016
FOR THE PERIODS ENDED (MILLIONS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Fair value changes	$572	$280	$132	$213	$(204)	$(488)	$(59)	$65
Income taxes	(153)	(110)	(259)	(119)	(125)	(211)	992	(234)
Net impact	$419	$170	$(127)	$94	$(329)	$(699)	$933	$(169)
Over the last eight completed quarters, the factors discussed below caused variations in revenues and net income to shareholders on a quarterly basis:

•
In the first quarter of 2018, revenues decreased due to the seasonality of our residential homebuilding and construction services businesses, partially offset by a full quarter of revenues contributed by recent acquisitions in our Renewable Power segment. Net income benefited from investment property valuation gains and other fair value gains recognized in the current quarter.

•
The increase in revenues in the fourth quarter of 2017 is attributable to organic growth in existing operations across our business and acquisitions throughout the year. Net income benefited from gains from the sale of the European logistics company and from a change in basis of accounting for Norbord.

Q1 2018 INTERIM REPORT 20

•
Revenues in the third quarter of 2017 increased as a result of incremental contributions from acquisitions made partway through the second quarter of 2017, as described below, that have now contributed to a full quarter. Current quarter acquisitions also added to the increase, namely the acquisition of a fuel marketing business in our Private Equity segment. Results were partially offset by higher income tax expenses in the quarter.

•
The overall increase in results in the second quarter of 2017 is predominantly attributable to acquisitions completed in the quarter, including the regulated gas transmission operation and the leading water treatment business, both in Brazil, and the U.K. road fuel provider.

•
In the first quarter of 2017, we recorded fair value losses, predominantly driven by mark-to-market losses on the GGP warrants, as well as decreases in valuations in our core office portfolio. Revenue declined from the prior quarter due to seasonality in the residential business.

•
In the fourth quarter of 2016, the effect of overall increases in revenues across our businesses was offset by an impairment of $530 million on certain financial assets as a result of lower valuations based on stock market prices in our private equity operations.

•
In the third quarter of 2016, we recognized a $900 million tax recovery which resulted from a reduction in effective tax rates arising from the restructuring of certain of our U.S. real estate operations, of which $600 million was attributable to shareholders.

•
In the second quarter of 2016, revenues increased from the acquisition of opportunistic real estate assets and infrastructure investments. The quarter also included $208 million of revenue from the sale of three multifamily developments and additional revenue following an increase in the scale of our construction operations.

21 BROOKFIELD ASSET MANAGEMENT

CORPORATE DIVIDENDS
The dividends paid by Brookfield on outstanding securities during the first three months of 2018 and the same period in 2017 and 2016 are summarized in the following table:

	Distribution per Security
	2018	2017	2016
Class A and B1 Limited Voting Shares (“Class A and B shares”)	$0.15	$0.14	$0.13
Class A Preferred Shares
Series 2	0.11	0.09	0.09
Series 4 + Series 7	0.11	0.09	0.09
Series 8	0.16	0.13	0.12
Series 9	0.14	0.18	0.17
Series 13	0.11	0.09	0.09
Series 14[2]	—	—	0.11
Series 15	0.09	0.06	0.06
Series 17	0.23	0.22	0.22
Series 18	0.23	0.22	0.22
Series 24[3]	0.15	0.14	0.25
Series 25[3]	0.16	0.14	—
Series 26[4]	0.17	0.21	0.21
Series 28[5]	0.13	0.22	0.21
Series 30	0.23	0.23	0.22
Series 32	0.22	0.21	0.21
Series 34	0.21	0.20	0.19
Series 36	0.24	0.23	0.22
Series 37	0.24	0.23	0.22
Series 38	0.22	0.21	0.20
Series 40	0.22	0.21	0.21
Series 42	0.22	0.21	0.21
Series 44	0.25	0.24	0.23
Series 46[6]	0.24	0.33	—
Series 48[7]	0.23	—	—

1.	Class B Limited Voting Shares (“Class B shares”)

2.	Redeemed March 1, 2016

3.	1,533,133 shares were converted from Series 24 to Series 25 on July 1, 2016

4.	Dividend rate reset commenced April 1, 2017

5.	Dividend rate reset commenced July 1, 2017

6.	Issued November 18, 2016

7.	Issued September 13, 2017
Dividends on the Class A and Class B shares are declared in U.S. dollars whereas Class A Preferred share dividends are declared in Canadian dollars.

Q1 2018 INTERIM REPORT 22

PART 3 – OPERATING SEGMENT RESULTS
BASIS OF PRESENTATION
How We Measure and Report Our Operating Segments
Our operations are organized into our asset management business, five operating groups and our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure operating performance primarily using FFO generated by each operating segment and the amount of capital invested by the corporation in each segment using common equity.1 Common equity relates to invested capital allocated to a particular business segment which we use interchangeably with segment common equity. We also utilize ENI as a supplement to FFO for our Asset Management segment to assess operating performance, including the fee revenues and carried interest generated on unrealized changes in value of our private fund investment portfolios.
Our operating segments are global in scope and are as follows:

i.
Asset management operations include managing our listed partnerships, private funds and public securities on behalf of our investors and ourselves. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest. Common equity in our asset management segment is immaterial.

ii.	Real estate operations include the ownership, operation and development of core office, core retail, opportunistic and other properties.

iii.	Renewable power operations include the ownership, operation and development of hydroelectric, wind, solar, storage and other power generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, communications and sustainable resource assets.

v.	Private equity operations include a broad range of industries, and are mostly focused on construction, other business services, energy, and industrial operations.

vi.	Residential development operations consist of homebuilding, condominium development and land development.

vii.
Corporate activities include the investment of cash and financial assets, as well as the management of our corporate capitalization, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.

In assessing results, we separately identify the portion of FFO and common equity within our segments that relate to our primary listed partnerships: BPY, BEP, BIP and BBU. We believe that identifying the FFO and common equity attributable to our listed partnerships enables investors to understand how the results of these public entities are integrated into our financial results and is helpful in analyzing variances in FFO between reporting periods. Additional information with respect to these listed partnerships is available in their public filings. We also separately identify the components of our asset management FFO and realized disposition gains included within the FFO of each segment in order to facilitate analysis of variances in FFO between reporting periods.

1.	See definition in Glossary of Terms beginning on page 55

23 BROOKFIELD ASSET MANAGEMENT

SUMMARY OF RESULTS BY OPERATING SEGMENT
The following table presents revenues, FFO and common equity by segment on a year-over-year basis for comparative purposes:

AS AT MAR. 31, 2018 AND DEC. 31, 2017 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Revenues[1]			FFO[2]			Common Equity
	2018	2017	Change	2018	2017	Change	2018	2017	Change
Asset management	$499	$290	$209	$363	$166	$197	$364	$312	$52
Real estate	1,885	1,695	190	439	325	114	16,973	16,725	248
Renewable power	942	643	299	100	67	33	4,799	4,944	(145)
Infrastructure	1,116	748	368	341	83	258	2,846	2,834	12
Private equity	8,220	2,476	5,744	54	102	(48)	4,094	4,215	(121)
Residential development	459	439	20	(33)	(8)	(25)	2,768	2,915	(147)
Corporate activities	53	49	4	(94)	(61)	(33)	(7,388)	(7,893)	505
Total	$13,174	$6,340	$6,834	$1,170	$674	$496	$24,456	$24,052	$404

1.
Revenues include inter-segment revenues, which are adjusted to arrive at external revenues for IFRS purposes. Please refer to Note 3(c) of the consolidated financial statements for a reconciliation of revenues by segment to external revenues

2.	Total FFO is a non-IFRS measure – see definition in Glossary of Terms beginning on page 55
Total revenues and FFO were $13.2 billion and $1.2 billion in the current quarter compared to $6.3 billion and $674 million, in the prior year quarter, respectively. FFO includes realized disposition gains of $473 million in 2018 compared to $214 million in the prior year quarter.
Revenues increased by $6.8 billion to $13.2 billion in the period, compared to the prior period, primarily as a result of:

•	our acquisitions of a U.K. road fuel distribution business in our Private Equity segment and a Brazilian regulated gas transmission business in our Infrastructure segment; and

•	our Renewable Power segment benefiting from the acquisition of TERP and higher energy pricing and volumes in North American and Brazilian markets.
FFO increased by $496 million from the prior year quarter primarily due to:

•	strong earnings in our Asset Management segment primarily driven by performance fees earned in the quarter and higher base management fees from an increase in fee bearing capital;

•	disposition gains on the sale of our South American electricity transmission operation and two core office properties; and

•	contributions from acquisitions in our Infrastructure and Private Equity segment since the prior year; partially offset by

•	the absence of a disposition gain on the sale of our Private Equity segment bath and shower products manufacturing business in the prior year quarter; and

•	lower margins in our Brazilian residential operations.
Common equity increased by $404 million to $24.5 billion due to equity issuances at BEP, BIP and BBU, as well as investment contributions from earnings across our businesses.
Further information on segment revenues, FFO and common equity are discussed in the following sections.

Q1 2018 INTERIM REPORT 24

Fee Bearing Capital
The following table summarizes fee bearing capital:

AS AT MAR. 31, 2018 AND DEC. 31, 2017 (MILLIONS)	Listed Partnerships	Private Funds	Public Securities	Total 2018	Total 2017
Real estate	$18,796	$26,200	$—	$44,996	$41,636
Renewable power	14,913	7,681	—	22,594	23,930
Infrastructure	18,378	16,815	—	35,193	38,751
Private equity	4,108	4,991	—	9,099	8,618
Various	—	—	15,083	15,083	12,655
March 31, 2018	$56,195	$55,687	$15,083	$126,965	n/a
December 31, 2017	$60,560	$52,375	$12,655	n/a	$125,590
Fee bearing capital increased by $1.4 billion during the quarter. The principal changes are set out in the following table:

FOR THE THREE MONTHS ENDED MAR. 31, 2018 (MILLIONS)	Listed Partnerships	Private Funds	Public Securities	Total
Balance, December 31, 2017	$60,560	$52,375	$12,655	$125,590
Inflows	355	5,084	909	6,348
Outflows	—	—	(1,251)	(1,251)
Distributions	(796)	(1,500)	—	(2,296)
Market valuation	(3,260)	41	(1,253)	(4,472)
Other	(664)	(313)	4,023	3,046
Change	(4,365)	3,312	2,428	1,375
Balance, March 31, 2018	$56,195	$55,687	$15,083	$126,965
Listed partnership fee bearing capital decreased by $3.6 billion, excluding quarterly distributions, due to:

•	$3.3 billion as a result of lower unit prices, in part due to weaker capital markets;

•	$664 million reduction in listed partnership recourse net debt due to proceeds from dispositions being used to pay down listed partnership credit facilities; partially offset by

•	$355 million of inflows from preferred equity issuances by BIP and BEP.
Private fund fee bearing capital increased by $3.3 billion, primarily due to:

•
$5.1 billion of inflows, of which $4.4 billion relates to commitments to our third flagship real estate fund, $350 million to our open-ended real estate funds, and $300 million across our multifamily funds and co-investments; partially offset by

•	$1.5 billion of capital returned, including $1.3 billion related to the sale of Transelec within our infrastructure business.
Public securities fee bearing capital increased by $2.4 billion, due to:

•
$4.0 billion due to the acquisition of an energy and infrastructure investment advisor and $909 million of new subscriptions into our real estate focused mutual funds and managed accounts; partially offset by

•	$1.3 billion of redemptions, including redemptions and client reallocation out of infrastructure funds given recent volatility within the infrastructure market; and

•	$1.3 billion due to the decline in market value of investments across our public securities funds.

25 BROOKFIELD ASSET MANAGEMENT

Carry Eligible Capital1
Carry eligible capital increased by $4.2 billion during the quarter to $46.6 billion as at March 31, 2018. This represents an increase of $4.4 billion from commitments to new funds, partially offset by capital of approximately $250 million that was returned to investors following the asset dispositions.
Operating Results
Asset management revenues include fee related earnings and realized carried interest earned by us in respect of capital managed for investors, including the capital invested by us in the listed partnerships. This is representative of how we manage the business and measures the returns from our asset management activities.
To facilitate analysis, the following table disaggregates our Asset Management segment revenues and FFO into fee related earnings, realized carried interest, net, and ENI, as these are the measures that we use to analyze the performance of the Asset Management segment. We have provided additional detail, where referenced, to explain significant variances from the prior period.

		Revenues		FFO / ENI
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Ref.	2018	2017	2018	2017
Fee related earnings	i	$475	$285	$343	$163
Realized carried interest	ii	24	5	20	3
		$499	$290	363	166

Less: Realized carried interest, net				(20)	(3)
Unrealized carried interest, net	iii			246	137
Economic net income	iv			$589	$300
i.    Fee Related Earnings

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2018	2017
Fee revenues
Base management fees	$281	$247
Incentive distributions	50	38
Performance fees	143	—
Transaction and advisory fees	1	—
	475	285
Direct costs and other	(132)	(122)
Fee related earnings	$343	$163
Fee related earnings increased by $180 million from the prior year quarter as a result of increased performance fees and continued growth in base management fees and incentive distributions.

•	Base management fees of $281 million in the quarter include fees earned from our listed partnerships, private funds and public securities. The increase of $34 million is due to:

◦	$15 million increase in listed partnership fees from higher unit prices across our listed partnerships and the issuance of additional debt and equity secured by our listed partnership to fund growth;

◦	$12 million increase in private funds fees due to the first close of our third flagship real estate fund that was partially offset by the reclassification of office funds; and

◦	$7 million increase in public securities fee revenues from the acquisition of an energy and infrastructure investment advisor midway through the first quarter of 2018.

•
Incentive distributions from BIP, BEP and BPY increased by $12 million to $50 million, a 32% increase from 2017. The growth represents our share as manager of increases in per unit distributions by BIP, BEP and BPY of 8%, 5% and 7%, respectively, as well as the impact of equity issued by BIP and BEP.

1.	See definition in Glossary of Terms beginning on page 55

Q1 2018 INTERIM REPORT 26

•
Performance fees of $143 million represent fees earned from BBU and are calculated on an escalating threshold as 20% of the quarterly average unit price. The initial threshold was $25.00 and the first performance fee was earned in the second quarter of 2017. In the first quarter of 2018, BBU’s unit price increased significantly following the announcement of upcoming transactions and following the fee paid in the quarter, the threshold was revised upwards to $36.72.

•
Direct costs and other consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Direct costs increased by 8% year over year as we continue to build out our organization to support current and future growth.

The margin on our fee related earnings, excluding the impact of BBU performance fee, improved to 60% in the current year period compared to 57% in the prior year quarter.
ii.    Realized Carried Interest
We do not recognize carried interest until the end of the relevant determination period under IFRS, which typically occurs at or near the end of a fund term when the amount of carried interest to be recognized is no longer subject to future investment performance. We do, however, provide supplemental information and analysis below on the estimated amount of unrealized carried interest that has accumulated based on fund performance up to the date of the financial statements.
We realized $20 million of carried interest, net of direct costs during the quarter (2017 – $3 million) relating to the sale of the Hard Rock Hotel and Casino assets and dispositions within our value-add multifamily funds.
iii.    Unrealized Carried Interest
The amounts of accumulated unrealized carried interest and associated costs are shown in the following table:

	2018			2017
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Unrealized Carried Interest	Direct Costs	Net	Unrealized Carried Interest	Direct Costs	Net
Accumulated unrealized, beginning of period	$2,079	$(649)	$1,430	$898	$(322)	$576
In-period change
Unrealized[1]	361	(115)	246	171	(34)	137
Less: realized	(24)	4	(20)	(5)	2	(3)
Accumulated unrealized, end of period	$2,416	$(760)	$1,656	$1,064	$(354)	$710

1.
Unrealized carried interest generated in period is defined in the Glossary of Terms and represents management’s estimate of carried interest if funds were wound up at period end. Amounts that will be realized are dependent on future investment performance

Favorable investment performance in our private funds generated $361 million of unrealized carried interest during the quarter, compared with $171 million in the prior year quarter. We generated unrealized carried interest across our major funds and highlights include:

•	$120 million within our flagship real estate funds, reflecting particularly strong performance by a U.S. logistics business and a manufactured housing business;

•	$100 million from our flagship infrastructure funds; and

•	$90 million from our real estate credit funds.
Accumulated unrealized carried interest totaled $2.4 billion at March 31, 2018. We estimate that approximately $760 million of associated costs will arise on the realization of the amounts accumulated to date, predominantly associated with employee long-term incentive plans and taxes. The funds that comprise the current accumulated carried interest have a weighted-average term to realization of five years. Recognition of this carried interest is dependent on future investment performance.

27 BROOKFIELD ASSET MANAGEMENT

iv.    Economic Net Income
Economic net income for our Asset Management segment almost doubled compared to the prior year period due to the growth in fee related earnings and unrealized carried interest discussed above. The following table summarizes economic net income for the three months ended March 31, 2018 and 2017:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2018	2017
Fee related earnings	$343	$163
Unrealized carried interest, net[1]	246	137
Economic net income	$589	$300

1.	Amounts dependent on future investment performance. Represents management’s estimate of carried interest if funds were wound up at period end

Q1 2018 INTERIM REPORT 28

Summary of Operating Results
The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to our ownership interests in BPY, the amounts represented by other real estate assets and liabilities, and realized disposition gains to facilitate analysis. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT MAR. 31, 2018 AND DEC. 31, 2017 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2018	2017	2018	2017	2018	2017
Brookfield Property Partners
Equity units[1]	i	$1,594	$1,510	$191	$155	$15,639	$15,388
Preferred shares		19	19	19	19	1,265	1,265
		1,613	1,529	210	174	16,904	16,653
Other real estate investments		272	166	(5)	9	69	72
Realized disposition gains	ii	—	—	234	142	—	—
		$1,885	$1,695	$439	$325	$16,973	$16,725

1.
Brookfield’s equity units in BPY consist of 432.6 million redemption-exchange units, 50.4 million Class A limited partnership units, 4.8 million special limited partnership units and 0.1 million general partnership units, together representing an effective economic interest of 69% of BPY

Revenues and FFO from our real estate operations increased to $1.9 billion and $439 million in the quarter, respectively, due to:

•	acquisitions in our opportunistic portfolio throughout the past year;

•	strong leasing activity in our core office and retail portfolios;

•	incremental fee income generated by capital invested in developments and fees received from joint venture partners; and

•	sales of merchant-build assets in our multifamily fund; partially offset by

•	the absence of revenues and FFO from assets sold during the past year.
The current period FFO also includes higher realized disposition gains, primarily from the sale of two core office properties.

i.	Brookfield Property Partners
The following table disaggregates BPY’s FFO by business line to facilitate analysis of the year-over-year variances in FFO:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2018	2017
Core office	$153	$156
Core retail	116	110
Opportunistic	114	83
Corporate	(115)	(112)
Attributable to unitholders	268	237
Non-controlling interests	(83)	(74)
Segment reallocation and other[1]	6	(8)
Brookfield’s interest	$191	$155

1.	Reflects fee related earnings and net carried interest reclassified to asset management segment as well as current taxes related to disposition gains

29 BROOKFIELD ASSET MANAGEMENT

BPY’s FFO for the first quarter of 2018 was $268 million, of which our share was $191 million, compared to $155 million in the prior year quarter.
Core Office
FFO decreased by $3 million to $153 million as the prior year quarter included a one-time legal settlement claim of $20 million. Excluding this impact, FFO increased by $17 million largely attributable to:

•	same-property growth of $16 million, or 1.3%, due to increased leasing activity, as occupancy rates increased to 91.7% from 90.8% in the prior year quarter;

•	$5 million from the contributions of a development property in Calgary that is now operating and the acquisition of an office building in San Francisco; and

•	strengthening of foreign currencies against the U.S. dollar, contributing $9 million to FFO; partially offset by

•	the absence of FFO from assets sold ($17 million) as we continue to recycle capital out of core, stable assets into higher-yielding opportunistic investments.
We currently have 6 million square feet of active development projects in our core office portfolio, including properties in New York, London and Dubai. These are 53% pre-leased in aggregate and we estimate an additional $1.5 billion of costs to complete the construction. While average consolidated in-place net rents1 per square foot (“psf”) increased modestly to $28.87 psf compared to $28.68 psf in prior year quarter, they remain 34% below estimated market net rents.
Core Retail
FFO increased to $116 million, representing a 5% increase over the prior year quarter. This increase is primarily attributable to:

•	our increase in ownership of GGP from 29% to 34% after BPY exercised all of its outstanding warrants in exchange for 68 million common shares of the company; and

•	ancillary development projects including condominium sales; partially offset by

•	a decline in same-property FFO of 1.2% due to:

◦	a decrease in same-property occupancy from 94.7% in the prior year quarter to 94.3% in the current quarter; and

◦	same-property in-place net rents decreasing from $62.93 psf to $62.36 psf as at March 31, 2018; partially offset by the impact of

◦	increases in same-property tenant sales to $611 psf from $594 psf in the prior year quarter.
Initial and average lease spreads on signed leases which commenced since the prior year quarter were 12.8% and 21.1% higher compared to expiring leases on a suite-to-suite basis.
Opportunistic
BPY’s share of the FFO from our opportunistic investments increased by 37% to $114 million from $83 million in the prior year quarter. The increase is largely due to:

•	the sale of merchant-build assets in our multifamily business and income from our multifamily funds which contributed $21 million of FFO; and

•
$15 million of FFO from capital deployed over the past 12 months, including the acquisitions of a manufactured housing portfolio and additions to our U.K. student housing properties; partially offset by

•	higher interest expense and general and administrative expenses relating to the aforementioned acquisitions; and

•	the absence of FFO from assets sold.

1.	See definition in Glossary of Terms beginning on page 55

Q1 2018 INTERIM REPORT 30

Corporate
BPY’s corporate expenses include interest expense, management fees paid and other costs. Corporate expenses were generally in line with the prior year quarter with slight increases due to a higher interest expense as a result of a higher average balance on the corporate credit facility.
ii.    Realized Disposition Gains
Realized disposition gains of $234 million relate to the sales of:

•	50% of an office building in downtown Toronto, contributing a $161 million net gain; and

•	our interest in a mixed-use office building in Denver, contributing a $73 million net gain.
Prior year disposition gains included $141 million on the partial disposition of a mixed-use office building in London.
Common Equity
Common equity in our Real Estate segment increased to $17.0 billion as at March 31, 2018 from $16.7 billion as at December 31, 2017. Positive contributions from FFO and valuation gains on investment properties were partially offset by distributions paid.

31 BROOKFIELD ASSET MANAGEMENT

Summary of Operating Results
The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to our ownership interest in BEP, the operations of BEMI and realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT MAR. 31, 2018 AND DEC. 31, 2017 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2018	2017	2018	2017	2018	2017
Brookfield Renewable Partners[1]	i	$954	$685	$110	$97	$4,084	$4,143
Brookfield Energy Marketing and other[2]	ii	(12)	(42)	(10)	(40)	715	801
Realized disposition gains		—	—	—	10	—	—
		$942	$643	$100	$67	$4,799	$4,944

1.
Brookfield’s interest in BEP consists of 129.7 million redemption-exchange units, 56.1 million Class A limited partnership units and 2.7 million general partnership units; together representing an economic interest of 60% of BEP. Segment revenues at BEP include $151 million (2017 – $nil) revenue from TerraForm Power

2.	Revenues in BEMI represents the incremental benefit or deficit on the North American power generated by BEP that is sold through BEMI on a contracted and uncontracted basis
Renewable power revenues and FFO increased by $299 million and $33 million, respectively, due to:

•	higher realized pricing from inflation indexation and higher market pricing;

•	a 9% increase in generation primarily from newly acquired assets; and

•	improved results at our energy marketing business due to higher realized pricing, particularly in the U.S. northeast; partially offset by

•	the absence of a one-time disposition gain recognized on the sale of our Irish wind farms in the prior year quarter.

i.	Brookfield Renewable Partners
The following table disaggregates BEP’s generation and FFO by business line to facilitate analysis of the year-over-year variances in segment FFO:

	Actual Generation (GWh)[1]		Long-Term Average (GWh)[1]		FFO
FOR THE THREE MONTHS ENDED MAR. 31 (GIGAWATT HOURS AND $ MILLIONS)	2018	2017	2018	2017	2018	2017
Hydroelectric	5,571	5,463	5,240	5,235	$208	$191
Wind energy	945	628	1,004	654	37	30
Solar	115	—	107	—	10	—
Storage and other	63	70	—	—	5	—
Corporate	—	—	—	—	(67)	(55)
Attributable to unitholders	6,694	6,161	6,351	5,889	193	166
Non-controlling interests and other[2]					(83)	(69)
Brookfield’s interest					$110	$97
1.Proportionate to BEP

2.	Includes incentive distributions paid to Brookfield of $10 million (2017 – $7 million) as the general partner of BEP
BEP’s FFO for the first quarter of 2018 was $193 million, of which our share was $110 million, compared to $97 million in the prior year quarter. Generation for the quarter totaled 6,694 GWh, 5% above LTA and a 9% increase compared to the prior year quarter.

Q1 2018 INTERIM REPORT 32

Hydroelectric
Hydroelectric FFO increased by $17 million to $208 million due to:

•
our Brazilian business contributed $8 million of additional FFO due to strong hydrology and 10% improvements in average revenue per MWh due to inflation indexation on existing contracts as well as higher realized market prices;

•
our Colombian business contributed an additional $11 million of FFO as 20% increases in revenue per MWh and significant cost savings initiatives were partially offset by a decrease generation from the prior year quarter; and

•	cost saving initiatives and strong generation in our North American business, which was 10% above LTA, also contributed to improved performance; partially offset by

•	the absence of $10 million FFO from a one-time property tax recovery recorded in the prior year quarter.
Wind Energy
Wind energy FFO increased by $7 million to $37 million due to:

•	recently acquired wind assets in North America and Brazil contributed an additional $6 million of FFO;

•	completed development projects in Europe commissioned in the prior year contributed FFO of $3 million; and

•	same store generation was slightly improved over the prior year quarter; partially offset by

•	the absence of $2 million of FFO contributed by the Irish wind farm that we sold last year.
Solar
FFO from solar increased by $10 million over the prior year quarter due to contributions from TERP, which was acquired in the fourth quarter of 2017.
Storage and Other
Storage and other contributed $5 million in FFO this quarter compared to $nil the prior year quarter. The increase is due to contributions from recent acquisitions and improved capacity pricing and generation at our existing pumped storage facility in North America.
Corporate
Corporate FFO deficit increased by $12 million due to:

•	higher management fees paid as capitalization value increased from the accretive growth of our business; and

•	increased preferred share unit distributions as a result of a recently completed preferred share unit issuance in the first quarter of 2018.

ii.	Brookfield Energy Marketing
Our wholly owned energy marketing group has entered into long-term purchase agreements and price guarantees with BEP as described below. We are entitled to sell the power we purchase from BEP, which we do through either contracted or uncontracted sales. In addition, we are entitled to any ancillary revenues, such as capacity payments, renewable energy credits or revenues generated for the peaking ability of our plants.
We purchased 2,495 GWh in the current quarter from BEP at $69 per MWh compared to 2,531 GWh at $68 per MWh in the prior year quarter, which we sold through contracted and uncontracted channels for an average of $65 per MWh compared to $52 per MWh in the prior year quarter.
As a result of the negative margins realized on the sale of purchased power, BEMI incurred a FFO deficit of $10 million during the current quarter. However, this was a significant improvement over the FFO deficit of $40 million in the prior year quarter. The decrease in BEMI’s FFO deficit this quarter was mainly attributed to:

•	higher realized pricing from energy and capacity on uncontracted sales, particularly in the U.S. Northeast market, increased uncontracted FFO from $38 per MWh to $57 per MWh in 2018; and

•	favorable foreign exchange differences improved FFO from realized contacted sales from $79 per MWh to $83 per MWh; partially offset by

•	a decrease in the proportion of contracted power sales that generate positive margins.

33 BROOKFIELD ASSET MANAGEMENT

Common Equity
Common equity in our Renewable Power segment decreased slightly to $4.8 billion at March 31, 2018, as the impact of FFO was more than offset by depreciation and amortization and distributions paid to investors. Our renewable power property, plant and equipment is revalued annually and as such common equity in this segment is typically not affected by revaluation items during the first three quarters of the year.

Q1 2018 INTERIM REPORT 34

Summary of Operating Results
The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to our economic ownership interest of BIP, directly held sustainable resources operations and realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT MAR. 31, 2018 AND DEC. 31, 2017 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2018	2017	2018	2017	2018	2017
Brookfield Infrastructure Partners[1]	i	$1,030	$679	$89	$70	$2,105	$2,098
Sustainable resources	ii.	86	69	8	13	741	736
Realized disposition gains	iii.	—	—	244	—	—	—
		$1,116	$748	$341	$83	$2,846	$2,834

1.
Brookfield’s interest in BIP consists of 115.8 million redemption-exchange units, 0.2 million limited partnership units and 1.6 million general partnership units together representing an economic interest of 30% of BIP

Revenues and FFO in our Infrastructure segment increased by $368 million and $258 million, respectively, due to:

•	our acquisition of a Brazilian regulated gas transmission business in the second quarter of last year which contributed $308 million and $21 million to revenue and FFO, respectively; and

•	organic growth of 9% on a constant-currency basis due to increased tariffs and higher volumes; partially offset by

•	foreign exchange impact, higher borrowing costs and higher management fees due to increases in BIP’s market capitalization.
We completed the sale of our South American electricity transmission operation in March of this year realizing a disposition gain in FFO of $244 million.

i.	Brookfield Infrastructure Partners
The following table disaggregates BIP’s FFO by business line to facilitate analysis of the year-over-year variances in segment FFO:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2018	2017
Utilities	$169	$100
Transport	137	123
Energy	66	62
Communications Infrastructure	19	19
Corporate	(58)	(43)
Attributable to unitholders	333	261
Non-controlling interests and other[1]	(244)	(191)
Brookfield’s interest	$89	$70

1.	Includes incentive distributions paid to Brookfield of $34 million (2017 – $28 million) as the general partner of BIP
BIP recorded $333 million of FFO in 2018, a $72 million increase from the prior year quarter, benefiting from:

•	$69 million of contributions from our recently-acquired Brazilian regulated gas transmission business in the second quarter of the prior year; and

•	$26 million of increases in pricing and volumes from organic growth projects and inflation indexation; partially offset by

•	the impact of foreign exchange, higher management fees, and increases in interest expenses.
Utilities
The $69 million increase in our utilities operations’ FFO over the prior year quarter to $169 million was due to:

•	contributions of $69 million from the aforementioned acquisition of a Brazilian regulated gas transmission business;

35 BROOKFIELD ASSET MANAGEMENT

•	strong connections activity in our U.K. regulated distribution business; and

•	inflation indexation and capital commissioned into rate bases; partially offset by

•	the impact of foreign exchange.
Transport
Transport FFO increased by $14 million to $137 million due to:

•	4% increase in traffic flows and growth in inflationary tariffs across our South American toll roads;

•	lower interest expense at our Brazilian operations; and

•	the contribution from the commissioning of an expansion project in our Brazilian toll road business; partially offset by

•	lower agricultural volumes from weaker harvest conditions in Australia and Brazil and the impact of foreign exchange.
Energy
FFO from our energy operations increased by $4 million to $66 million due to:

•	higher transportation volumes and newly secured contracts in our North American natural gas transmission business; and

•	lower interest expense from de-leveraging and refinancing activities completed during the past 12 months at our North American natural gas transmission business; partially offset by

•	lower spread environment in our gas storage operations.
Communications Infrastructure
Our communications infrastructure FFO remained constant at $19 million as benefits from inflation indexation and growth capital projects were offset by the impact of foreign exchange.
Corporate
Corporate FFO was a deficit of $58 million compared to a deficit of $43 million in the prior year quarter due to:

•	increased base management fees paid to the manager as a result of a higher market capitalization; and

•	higher financing costs from new borrowings to fund investments and growth initiatives.

ii.	Sustainable Resources
Sustainable resources’ FFO in the current period declined to $8 million from $13 million due to a delayed harvest caused by inclement weather at our Brazilian agriculture business.

iii.	Realized Disposition Gains
BIP sold its investment in a South American electricity transmission operation during the quarter, realizing disposition gains of $244 million. The gains were attributable to:

•	$53 million represents the gain over the carrying value in the current quarter; and

•	$191 million represents the realization of revaluation gains on property, plant and equipment recorded in other comprehensive income during prior periods.
Common Equity
Common equity in our Infrastructure segment was relatively unchanged at $2.8 billion as at March 31, 2018 (2017 – $2.8 billion) as contributions from improved earnings were offset by distributions paid.
This equity is primarily our investment in property, plant and equipment and certain concessions, which are recorded as intangible assets. Our PP&E is recorded at fair value and revalued annually while concessions are considered intangible assets under IFRS and therefore recorded at historical cost and amortized over the life of the concession. Accordingly, a smaller portion of our equity is impacted by revaluation compared to our Real Estate and Renewable Power segments, where a larger portion of the balance sheet is subject to revaluations.

Q1 2018 INTERIM REPORT 36

Summary of Operating Results
The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to the capital we have invested in BBU, Norbord and other investments as well as realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT MAR. 31, 2018 AND DEC. 31, 2017 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2018	2017	2018	2017	2018	2017
Brookfield Business Partners[1]	i	$8,210	$1,977	$2	$9	$1,827	$2,064
Norbord	ii	—	467	52	37	1,419	1,364
Other investments	iii	10	32	5	(6)	848	787
Realized disposition gains		—	—	(5)	62	—	—
		$8,220	$2,476	$54	$102	$4,094	$4,215

1.
Prior period figures for assets that are included in BBU have been reclassified to reflect current presentation. Brookfield’s interest in BBU consists of 63.1 million redemption-exchange units, 24.8 million limited partnership units and eight general partnership units together representing an economic interest of 68% of BBU

Revenues generated from our private equity operations increased by $5.7 billion primarily as a result of our acquisition of a U.K. road fuel distribution business completed in the second quarter of 2017. Revenues and direct costs include a significant amount of costs that are passed through to the customers. These are recorded as both revenues and expenses and have no impact on the margin generated by the business. Therefore, the increase in FFO from this business is not significant despite the significant increase in revenues.
Our investment in Norbord was deconsolidated in the fourth quarter of 2017. We now record our share of Norbord’s income through the equity accounted income line in our Consolidated Statements of Operations.
While FFO from operating activities in the Private Equity segment increased, FFO decreased overall to $54 million from $102 million in the prior year quarter due to:

•	$143 million in performance fees earned by the manager this quarter due to strong performance of the publicly-traded units; partially offset by

•	contributions from the acquisitions of a leading Brazilian water treatment business and a marine energy services business;

•	strong operational performance at several businesses, including our graphite electrode manufacturing business; and

•	higher OSB pricing and increased volumes at Norbord.
Disposition gains recorded in the prior year quarter primarily relate to the sale of our bath and shower products manufacturing business.

37 BROOKFIELD ASSET MANAGEMENT

i.	Brookfield Business Partners
The following table disaggregates BBU’s FFO by business line to facilitate analysis of the year-over-year variances in FFO:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2018	2017
Construction	$9	$(3)
Business services	8	4
Energy	38	20
Industrial operations	98	79
Corporate and other	(15)	(5)
Attributable to unitholders	138	95
Performance fees	(143)	—
Non-controlling interests	2	(24)
Segment reallocation and other	5	(62)
Brookfield’s interest	$2	$9
BBU generated $138 million of FFO, representing a $43 million increase from the prior year quarter. Contributions from acquisitions completed in 2017 and the first quarter of 2018 in our business services, energy, and industrial operations, along with improved performance at multiple businesses, were partially offset by higher corporate costs due to management fees.
Construction Services
Construction services FFO increased by $12 million to $9 million due to:

•	improved performance over the prior year quarter from additional margin contribution in Australia and the U.K. due to higher levels of activity; partially offset by

•	higher income tax expense.
The adoption of IFRS 15, the new revenue recognition standard, affected our construction services business as their long-term construction projects give rise to recognition uncertainty and potentially significant contract modifications. While previously recognized margins, partially offset by taxes, will be released to FFO over time, there is no material impact on FFO in the first quarter of 2018.
We are in the process of completing a few projects with challenges and expect to soon return to more normalized operating results. We secured $1.1 billion of projects in Australia and Canada during the period and our backlog now stands at approximately $9 billion compared to $7.3 billion as at March 31, 2017. This represents nearly two years of activity on a weighted average basis. In the Middle East, we have refocused into a smaller, more bespoke business and strengthened our commercial strategy for new contracts.
Business Services
Business services FFO increased by $4 million to $8 million due to:

•	contributions from recent acquisitions, including our fuel marketing business acquired in 2017, as well as our gaming operations acquired in 2018; partially offset by

•	the absence of a one-time gain in the first quarter of 2017 on the sale of a portfolio of contracts in our relocation services business.
Energy
FFO from our energy operations increased by $18 million to $38 million due to:

•	contributions from the marine energy services business we acquired in the third quarter of 2017; and

•	higher activity in our Canadian well-servicing operations.

Q1 2018 INTERIM REPORT 38

Industrial Operations
FFO contributed by our industrial operations increased by $19 million to $98 million. The main reasons for the increase are:

•	higher volumes and stronger pricing in our graphite electrode manufacturing business; and

•	contributions from the acquisition of a Brazilian water treatment business in the second quarter of 2017; partially offset by

•	the one-time net gain on disposition of our bath and shower products manufacturing business in first quarter of the prior period. The $62 million gain is presented under disposition gains for BAM.
Corporate
The Corporate FFO deficit increased by $10 million to $15 million due to increased management fees from higher market capitalization.
BBU accrued performance fees of $143 million in the first quarter of 2018 due to the increase in BBU’s unit price above the previous threshold. We record these fees as income in our Asset Management segment.

ii.	Norbord
Our share of Norbord’s FFO increased by $15 million to $52 million as North American benchmark average OSB prices increased year over year by 25% to $353 per thousand square feet (“Msf”) due to higher demand as U.S. housing starts, particularly for single family homes, continue to increase.

iii.	Other Investments
FFO from other investments increased by $11 million to $5 million primarily due to the direct investment in our marine energy services business which we made in the third quarter of 2017.
Common Equity
Common equity in our Private Equity segment decreased by $121 million from December 31, 2017 to $4.1 billion. The primary reasons for the decrease were:

•
$265 million adjustment to opening equity due to the adoption of IFRS 15, the new revenue recognition standard (refer to the discussion above and Note 2 of the consolidated financial statements for more information); and

•	performance fees paid to the manager due to the increase in share price; partially offset by

•	contributions from improved operating performance and recent acquisitions.
The assets held in these operations are recorded at amortized cost, with depreciation recorded on a quarterly basis, with the exception of investments in financial assets, which are carried at fair value based predominantly on quoted prices.

39 BROOKFIELD ASSET MANAGEMENT

Summary of Operating Results
The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to our two principal operating regions:

AS AT MAR. 31, 2018 AND DEC. 31, 2017 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Revenues		FFO		Common Equity
	2018	2017	2018	2017	2018	2017
North America	$283	$339	$(4)	$11	$1,656	$1,711
Brazil and other	176	100	(29)	(19)	1,112	1,204
	$459	$439	$(33)	$(8)	$2,768	$2,915
Revenues from our residential operations increased by $20 million while FFO decreased by $25 million, respectively, due to:

•	a lower volume of home closings and geographical product mix in our North American operations; and

•	in our Brazil operations, the units sold during the quarter had lower margins than those sold in the prior year quarter, despite an increase in number of units sold.
North America
FFO from our North American operations decreased by $15 million to a loss of $4 million.
Housing operations FFO contribution was $18 million less than the prior year quarter due primarily to:

•	Canadian housing operations, which produced $10 million lower gross margin, due to:

◦	slowdowns in the market, particularly Ontario, which resulted in 103 fewer home closings;

◦	a 6% decrease in the average home selling price;

◦	a reduction in gross margin percentage by 2% due to the product mix because Ontario home sales, which typically command higher margins, declined as a proportion of total closings; and

◦	foreign exchange impact.

•	U.S. housing operations declined by $8 million resulting from:

◦	20 fewer home closings;

◦	9% decrease in the average home selling price; and

◦	a decline in gross margin percentage by 2% due to the product mix and the lower selling price.
Land operations’ FFO remained constant over the prior year quarter, as slight decreases in Canadian sales were offset by increases in our U.S. operations:
As at March 31, 2018, we had 28 (2017 – 28) active land communities and 86 (2017 – 86) active housing communities.
Brazil and Other
FFO from our Brazilian operations decreased by $10 million to a loss of $29 million in the current year quarter due to:

•	negative margins on a project delivered during the quarter. The three projects delivered during the prior year quarter were sold at positive margins;

•	lower margins on sales of completed inventory than in prior year quarter; and

•	higher penalties being incurred due to late delivery of units; partially offset by

•	improved margins on our construction services; and

•	the foreign exchange impact from the appreciation of the Brazilian real.

Q1 2018 INTERIM REPORT 40

Our Brazilian operations are affected by the adoption of IFRS 15, the new revenue recognition accounting standard (see Note 2 to the consolidated financial statements). Recognition of revenue is delayed until keys are delivered to the client, whereas previously it was recognized when the building was completed. The opening equity balance was adjusted to reflect the impact on our business.
Our focus over the past two years has been delivering legacy projects and selling remaining inventory of units associated with projects launched prior to the economic downturn. During 2016 and 2017, we completed and delivered 57 projects. We continued to sell down the remaining inventory in the first quarter of 2018, however, overall contributions from these sales were below the level required to cover fixed costs, including marketing expenses in respect of completed development projects.
We began 2018 with 18 projects under construction and as of March 31, 2018, we have 19 projects under construction, of which 14 relate to new projects launched since late 2016.
Common Equity
Common equity was $2.8 billion at March 31, 2018 (2017 – $2.9 billion) and consists largely of residential development inventory which is carried at historical cost, or the lower of cost and market, notwithstanding the length of time that we may have held these assets and created value through the development process. Equity as at March 31, 2018 is inclusive of a $15 million adjustment that reduced common equity due to the adoption of the new revenue recognition standard discussed above.

41 BROOKFIELD ASSET MANAGEMENT

Summary of Operating Results
The following table disaggregates segment revenue, FFO and common equity into the principal assets and liabilities within our corporate operations and associated FFO to facilitate analysis:

AS AT MAR. 31, 2018 AND DEC. 31, 2017 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Revenues		FFO		Common Equity
	2018	2017	2018	2017	2018	2017
Cash and financial assets, net	$26	$35	$22	$19	$2,889	$2,255
Corporate borrowings	—	—	(78)	(62)	(6,476)	(5,659)
Preferred equity[1]	—	—	—	—	(4,192)	(4,192)
Other corporate investments	27	14	(1)	(5)	39	41
Corporate costs and taxes/net working capital	—	—	(37)	(13)	352	(338)
	$53	$49	$(94)	$(61)	$(7,388)	$(7,893)

1.	FFO excludes preferred share distributions of $38 million (2017 – $36 million)
Our portfolio of cash and financial assets is generally recorded at fair value with changes recognized quarterly through net income, unless the underlying financial investments are classified as fair value through other comprehensive income, in which case changes in value are recognized in other comprehensive income. Loans and receivables are typically carried at amortized cost. As at March 31, 2018 our financial assets consist of:

•	$3.1 billion of cash and other financial assets (2017 – $2.4 billion); partially offset by

•	$209 million (2017 – $183 million) of deposits and other liabilities.
FFO from our cash and financial assets portfolio was $22 million in the current quarter (2017 – $19 million), due primarily to:

•	mark-to-market gains on distressed bonds; and

•	$8 million of interest income from a direct loan that we funded in the second half of 2017; partially offset by

•	lower investment gains in our trading portfolio and credit strategy portfolio; and

•	$9 million losses on currency options.
Corporate borrowings are generally issued with fixed interest rates. Many of these borrowings are denominated in Canadian dollars and therefore the carrying value fluctuates with changes in the exchange rate. A number of these borrowings have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income.
FFO from corporate borrowings reflects the interest expense on those borrowings which increased as a result of $1.0 billion of corporate debt issuances during the quarter.
Preferred equity does not revalue under IFRS.
We describe cash and financial assets, corporate borrowings and preferred equity in more detail within Part 4 – Capitalization and Liquidity.
Net working capital includes accounts receivable, accounts payable, other assets and other liabilities and was in an asset position of $352 million as at March 31, 2018 (2017 – liability of $338 million). Included within this balance are net deferred income tax assets of $1,235 million (2017 – $590 million) which increased following the acquisition of a business with net operating losses that can be used to offset future projected net income. FFO includes corporate costs and cash taxes, which increased in the current quarter due to expenses associated with continued expansion and higher cash taxes.
Common equity in our Corporate segment increased to a deficit of $7.4 billion at March 31, 2018. Higher levels of cash and financial assets and net working capital were partially offset by the issuance of $1.0 billion of corporate debt during the period.

Q1 2018 INTERIM REPORT 42

PART 4 – CAPITALIZATION AND LIQUIDITY
STRATEGY
Our overall approach is to maintain appropriate levels of liquidity throughout the organization to fund operating, development and investment activities as well as fund unforeseen requirements. We structure our debt and other financial obligations to provide a stable capitalization that provides attractive leverage to investors, and that withstands business cycles.
We manage our liquidity and capital resources on a group-wide basis, however it is organized into three principal tiers:

•	the corporation;

•	our principal subsidiaries: BPY, BEP, BIP and BBU; and

•	the operating asset level, which includes individual assets, businesses and portfolio investments.
The following are key elements of our capital strategy:

•
Structure borrowings to investment-grade levels, or on a path to investment grade levels for certain newly acquired assets. This enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed.

•	Provide recourse only to the specific assets being financed, without cross-collateralization or parental guarantees. This aims to limit the impact of weak performance by one asset or business group.

•
Match the duration debt to the underlying leases or contracts and match the currency of our debt to that of the assets such that our remaining exposure is on the net equity of the investment. We will hedge our remaining currency exposure on our net equity, unless it is cost prohibitive to do so.

•
Maintain significant liquidity at the corporate level, primarily in the form of cash, financial assets and undrawn credit lines. Ensure our listed issuers are able to finance their operations, including investments and developments (whether direct or through private funds), on a standalone basis without recourse to or reliance on the corporation.

CAPITALIZATION
We review key components of our capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.
Consolidated Capitalization – reflects the full capitalization of wholly owned and partially owned entities that we consolidate in our financial statements. At March 31, 2018, consolidated capitalization increased compared to the prior year largely due to acquisitions, which resulted in additional associated borrowings, working capital balances and non-controlling interests.
Corporate Capitalization – reflects the amount of debt held in the corporate segment and our issued and outstanding common and preferred shares. Corporate debt includes unsecured bonds and, from time to time, draws on revolving credit facilities. At March 31, 2018, 78% of our corporate capitalization is common and preferred equity, which totaled $28.6 billion (2017 – $28.2 billion).
Capitalization at Our Share – reflects our proportionate exposure of debt and equity balances in consolidated entities and our share of the debt and equity in our equity accounted investments. Capitalization at our share is a non-IFRS measure. We present a reconciliation of capitalization at our share to consolidated capitalization in the Glossary of Terms.

43 BROOKFIELD ASSET MANAGEMENT

The following table presents our capitalization on a consolidated, corporate and our share basis:

		Consolidated[1]		Corporate[1]		Our Share[1]
AS AT MAR. 31, 2018 AND DEC. 31, 2017 (MILLIONS)	Ref.	2018	2017	2018	2017	2018	2017
Corporate borrowings	i	$6,476	$5,659	$6,476	$5,659	$6,476	$5,659
Non-recourse borrowings
Property-specific borrowings	i	65,901	63,721	—	—	30,578	30,210
Subsidiary borrowings	i	7,938	9,009	—	—	5,467	5,711
		80,315	78,389	6,476	5,659	42,521	41,580
Accounts payable and other		18,656	17,965	1,576	2,140	9,802	10,880
Deferred tax liabilities		11,146	11,409	161	160	4,589	5,204
Capitalization associated with assets held for sale		568	1,424	—	—	249	703
Subsidiary equity obligations		3,935	3,661	—	—	1,654	1,648
Equity
Non-controlling interests		52,667	51,628	—	—	—	—
Preferred equity	ii	4,192	4,192	4,192	4,192	4,192	4,192
Common equity	iii	24,456	24,052	24,456	24,052	24,456	24,052
		81,315	79,872	28,648	28,244	28,648	28,244
Total capitalization		$195,935	$192,720	$36,861	$36,203	$87,463	$88,259

1.	See definition in Glossary of Terms beginning on page 55
i.    Borrowings
Corporate Borrowings

	Average Rate		Average Term (Years)		Consolidated
AS AT MAR. 31, 2018 AND DEC. 31, 2017 (MILLIONS)	2018	2017	2018	2017	2018	2017
Term debt	4.6%	4.6%	11	10	$6,521	$5,594
Revolving facilities	—%	1.6%	4	4	—	103
Deferred financing costs	n/a	n/a	n/a	n/a	(45)	(38)
Total					$6,476	$5,659
As at March 31, 2018, corporate borrowings included term debt of $6.5 billion (2017 – $5.6 billion) which had an average term to maturity of 11 years (2017 – 10 years). Term debt consists of public bonds, all of which are fixed rate and have maturities ranging from April 2019 until 2047. These financings provide an important source of long-term capital and an appropriate match to our long-term asset profile.
The increase in the term debt balance compared to the prior year is primarily due to the issuance of $650 million notes at 3.9% and $350 million notes at 4.7% with maturities of 2028 and 2047, respectively, partially offset by $77 million of foreign currency depreciation.
We had $nil commercial paper and bank borrowings outstanding at March 31, 2018 (2017 – $103 million). Commercial paper and bank borrowings are pursuant to, or backed by, $1.9 billion of committed revolving term credit facilities with terms ranging from one to five years. As at March 31, 2018, approximately $79 million of the facilities were utilized for letters of credit (2017 – $79 million).

Q1 2018 INTERIM REPORT 44

Property-Specific Borrowings
As part of our financing strategy, the majority of our debt capital is in the form of property-specific borrowings and project financings, denominated in local currencies that have recourse only to the assets being financed and have no recourse to the corporation.

	Average Rate		Average Term		Consolidated
AS AT MAR. 31, 2018 AND DEC. 31, 2017 (MILLIONS)	2018	2017	2018	2017	2018	2017
Real estate	4.5%	4.4%	4	4	$39,240	$37,235
Renewable power	6.0%	5.9%	10	9	12,812	14,230
Infrastructure	4.8%	4.7%	8	8	9,021	9,010
Private equity and other	6.2%	6.7%	6	6	4,478	2,898
Residential development	9.3%	9.6%	2	2	350	348
Total	5.0%	4.9%	6	6	$65,901	$63,721
Property-specific borrowings increased by $2.2 billion during the quarter. The additional borrowings in our real estate operations are primarily related to the acquisition of an extended-stay hospitality business and a U.K. student housing business. The additional borrowings in our private equity operations are primarily related to additional financings at our graphite electrode business. In addition to acquisitions, the remainder of the increase is driven by increased drawings on new or existing subscription facilities and additional debt assumed for growth capital expenditures. These increases were partially offset by asset dispositions across the business.
For property-specific borrowings, we generally match the term of the debt to the term of the leases or contracts, as applicable, in the associated investments, however this is often offset by development projects, planned asset dispositions, and markets with shorter debt terms, such as Australia.
Subsidiary Borrowings
We endeavor to capitalize our principal subsidiaries to enable continuous access to the debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the corporation and sharing financing costs equally among equity holders in partially owned subsidiaries.

	Average Rate		Average Term		Consolidated
AS AT MAR. 31, 2018 AND DEC. 31, 2017 (MILLIONS)	2018	2017	2018	2017	2018	2017
Real estate	3.6%	3.3%	1	2	$2,879	$3,214
Renewable power	4.2%	4.5%	6	6	1,914	1,665
Infrastructure	3.4%	3.1%	4	4	1,279	2,102
Private equity	3.3%	3.9%	1	2	90	380
Residential development	6.2%	6.3%	4	5	1,776	1,648
Total	4.3%	4.1%	4	4	$7,938	$9,009
Subsidiary borrowings generally have no recourse to the corporation but are recourse to its principal subsidiaries (primarily BPY, BEP, BIP and BBU). Subsidiary borrowings decreased by $1.1 billion as our subsidiaries repaid amounts drawn on their credit facilities with proceeds from our capital recycling program.

45 BROOKFIELD ASSET MANAGEMENT

Fixed and Floating Interest Rate Exposure
The majority of our borrowings are fixed rate long-term financing. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at current rates or changes in the level of debt as a result of acquisitions and dispositions.
The following table presents the fixed and floating rates of interest expense:

	Fixed Rate				Floating Rate
	2018		2017		2018		2017
AS AT MAR. 31, 2018 AND DEC. 31, 2017 (MILLIONS)	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated
Corporate borrowings	4.6%	$6,476	4.6%	$5,556	—%	$—	1.6%	$103
Property-specific borrowings	5.0%	33,565	5.0%	33,106	5.0%	32,336	4.8%	30,615
Subsidiary borrowings	4.8%	4,718	4.8%	4,800	3.5%	3,220	3.2%	4,209
Total	4.9%	$44,759	5.0%	$43,462	4.9%	$35,556	4.6%	$34,927
Our average floating interest rate associated with property-specific borrowings increased from year-end due to rises in the underlying floating rate indexes, on which many of our floating rates are based upon.
From time to time, the businesses enter into interest rate contracts to swap their floating debt to fixed. As at March 31, 2018, our share of debt outstanding net of swaps is approximately 84% fixed.
ii.    Preferred Equity
Preferred equity is comprised of perpetual preferred shares and represents permanent non-participating equity that provides leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

	Term	Average Rate
AS AT MAR. 31, 2018 AND DEC. 31, 2017 (MILLIONS)		2018	2017	2018	2017
Fixed rate-reset	Perpetual	4.2%	4.2%	$2,912	$2,912
Fixed rate	Perpetual	4.8%	4.8%	749	749
Floating rate	Perpetual	2.4%	2.3%	531	531
Total		4.1%	4.1%	$4,192	$4,192
Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically between five and seven years, at a predetermined spread over the Canadian five-year government bond yield. The average reset spread as at March 31, 2018 was 284 basis points.
iii.    Common Equity
Issued and Outstanding Shares
Changes in the number of issued and outstanding Class A common shares (“Class A shares”) during the periods are as follows:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2018	2017
Outstanding at beginning of period	958.8	958.2
Issued (repurchased)
Repurchases	(5.2)	(1.9)
Long-term share ownership plans[1]	3.4	2.2
Dividend reinvestment plan and others	—	0.1
Outstanding at end of period	957.0	958.6
Unexercised options and other share-based plans[1]	46.5	47.7
Total diluted shares at end of period	1,003.5	1,006.3

1.	Includes management share option plan and restricted stock plan

Q1 2018 INTERIM REPORT 46

The company holds 34.0 million Class A shares (2017 – 30.6 million) purchased by consolidated entities in respect of long-term share ownership programs, which have been deducted from the total amount of shares outstanding at the date acquired. Diluted shares outstanding include 4.7 million (2017 – 9.2 million) shares issuable in respect of these plans based on the market value of the Class A shares at March 31, 2018 and December 31, 2017, resulting in a net reduction of 29.3 million (2017 – 21.4 million) diluted shares outstanding.
During the first quarter of 2018, 1.3 million options were exercised, of which 1.1 million were exercised on a net-settled basis, resulting in the cancellation of 0.7 million vested options.
The cash value of unexercised options was $1.1 billion as at March 31, 2018 (2017 – $994 million) based on the proceeds that would be received on exercise of the options.
As of May 14, 2018, the corporation had outstanding 956,941,310 Class A shares and 85,120 Class B shares. Refer to Note 11 to the consolidated financial statements for additional information on equity.
LIQUIDITY
Capital Requirements
On a consolidated basis, our two largest normal course capital requirements are the funding of acquisitions and debt maturities. As an asset manager, most of our acquisitions are completed by private funds or listed partnerships that we manage. We endeavor to structure these entities so that they are self-funding, preferably on an investment-grade basis, and in almost all circumstances do not rely on financial support from the corporation.
In the case of private funds, the necessary equity capital is obtained by calling on commitments made by the limited partners in each fund, which include commitments made by us or our managed entities such as our listed partnerships. In the case of our real estate, infrastructure and private equity funds, these commitments are expected to be funded by BPY, BEP, BIP and BBU. In the case of listed partnerships, capital requirements are funded through their own resources and access to capital markets, which may be supported by us from time to time through participation in equity offerings or bridge financings.
We schedule ongoing capital expenditure programs to maintain the operating capacity of our assets at existing levels, which we refer to as sustaining capital expenditures, and which are typically funded by, and represent a relatively small proportion of, the operating cash flows within each business. The timing of these expenditures is discretionary; however, we believe it is important to maintain the productivity of our assets in order to optimize cash flows and value accretion and fund these expenditures with operating cash flow.
Core Liquidity1
Our primary sources of liquidity, which we refer to as core liquidity, consists of:

•	Cash and financial assets, net of deposits and other associated liabilities; and

•	Undrawn committed credit facilities at the corporate and listed partnership level.
We include our principal subsidiaries BPY, BEP, BIP and BBU in assessing our overall liquidity, because of their role in funding acquisitions both directly and through our private funds. The following table presents core liquidity on a corporate and segment basis:

AS AT MAR. 31, 2018 AND DEC. 31, 2017 (MILLIONS)	Corporate	Real Estate	Renewable Power	Infrastructure	Private Equity	Total 2018	2017
Cash and financial assets, net	$2,889	$46	$273	$557	$643	$4,408	$3,218
Undrawn committed credit facilities	1,851	648	812	1,912	250	5,473	4,839
Core liquidity	4,740	694	1,085	2,469	893	9,881	8,057
Uncalled private fund commitments	—	12,756	2,366	5,393	1,506	22,021	18,591
Total liquidity	$4,740	$13,450	$3,451	$7,862	$2,399	$31,902	$26,648
We continue to maintain elevated liquidity levels along with client commitments to our private funds, which totaled $22.0 billion at the end of the period, because we continue to pursue a number of attractive investment opportunities.

1.	See definition in Glossary of Terms beginning on page 55

47 BROOKFIELD ASSET MANAGEMENT

Corporate Liquidity
As at March 31, 2018, core liquidity at the corporate level was $4.7 billion, consisting of $2.9 billion in cash and financial assets, net of deposits and other liabilities, and $1.8 billion in undrawn credit facilities. Corporate level liquidity is readily available for use without any material tax consequences. We utilize this liquidity to support the activities of our listed issuers and private funds, as well as seeding new investment products with our capital.
We also have the ability to raise additional liquidity through the issuance of securities and sale of holdings of listed investments in our principal subsidiaries and other holdings including from those listed on the following page. However, this is not considered a core source of liquidity at the corporate level as we are generally able to finance our operations and capital requirements through other means. Our primary sources of recurring cash flows at the corporate level are fee related earnings from our asset management activities and distributions from invested capital, in particular our listed partnerships. We also receive proceeds from time to time from the sale of directly held assets and in the form of realized carried interest from asset sales within private funds.
During the first quarter of 2018, we have earned $343 million of fee related earnings. We received $343 million in distributions from our listed subsidiaries in the quarter and have the ability to distribute surplus cash flow of controlled, privately held investments. In addition, income generated by our financial asset portfolio was $22 million. Interest expense and preferred share distributions totaled $78 million and $38 million, respectively, and corporate operating expenses, cash taxes and other investment income totaled $38 million. We paid $143 million in cash dividends on our common equity for the three months ended March 31, 2018. Earnings and distributions received by the corporation are available for distribution or reinvestment and are as follows:

FOR THE THREE MONTHS ENDED MAR. 31, 2018 (MILLIONS)
Asset management
Fee revenues	$475
Direct costs	(132)
Fee related earnings	343
Realized carried interest	20
Asset management FFO	363

Invested capital
Cash distributions received from listed investments	343

Capitalization, net
Financial asset earnings	22
Corporate costs, cash taxes and other	(38)
Corporate interest expense	(78)
Corporate FFO	(94)
Preferred share dividends	(38)
(132)
Available for distribution/reinvestment[1]	$574

1.	See definition in Glossary of Terms beginning on page 55

Q1 2018 INTERIM REPORT 48

The following table shows the quoted market value of the company’s listed securities and annual cash distributions based on current distribution policies for each entity:

AS AT MAR. 31, 2018 (MILLIONS, EXCEPT PER UNIT AMOUNTS)	Ownership %	Units	Distributions Per Unit[1]	Distributions (Current)[2]
Distribution from listed investments
Brookfield Property Partners[3]	69.3%	488.0	$1.26	$691
Brookfield Renewable Partners	60.2%	188.4	1.96	369
Brookfield Infrastructure Partners	29.9%	117.7	1.88	221
Brookfield Business Partners	68.0%	87.9	0.25	22
Norbord	39.6%	34.8	1.86	65
Acadian	44.9%	7.5	0.85	6
				1,374
Financial assets and other[4]	Various	Various	Various	168
Total				$1,542

1.	Based on current distribution policies as announced in February 2018

2.
Distributions (current) are calculated by multiplying units held as at March 31, 2018 by distributions per unit. BPY’s distributions (current) include $76 million of preferred share dividends received by the corporation

3.	Quoted value includes $1.3 billion of preferred shares. Fully diluted ownership is 63.9%, assuming conversion of convertible preferred shares held by a third party

4.	Includes cash and cash equivalents, financial assets net of deposits, and other listed private equity investments

49 BROOKFIELD ASSET MANAGEMENT

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2018	2017
Operating activities	$1,272	$539
Financing activities	1,042	2,858
Investing activities	(1,398)	(1,325)
Change in cash and cash equivalents	$916	$2,072
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
Operating Activities
Cash flow from operating activities totaled $1.3 billion in the first quarter of 2018, a $733 million increase from the first quarter of 2017. Operating cash flow prior to non-cash working capital and residential inventory was $1.9 billion during the first quarter of 2018, which was $946 million higher than 2017 due to the benefits of same-store growth from our existing operations and the contributions from assets acquired over the last twelve months.
Financing Activities
The company generated $1.0 billion of cash flows from financing activities during the first quarter of 2018, as compared to $2.9 billion in the first quarter of 2017. Our subsidiaries issued $9.3 billion (2017 – $6.2 billion) and repaid $8.0 billion (2017 – $5.3 billion) of property-specific and subsidiary borrowings, for a net issuance of $1.3 billion (2017 – $1.0 billion) during the quarter. We raised $1.7 billion of capital from our institutional private fund partners and other investors to fund their portion of acquisitions, repaid $566 million of short-term borrowings backed by private fund commitments, and returned $1.7 billion to our investors in the form of either distributions or return of capital. Most of the activity related to the acquisitions across our various segment funds. The corporation issued $1.0 billion of medium-term notes, the proceeds of which were used for repayment of commercial paper borrowings and general corporate operations.
Investing Activities
During the first quarter of 2018, we invested $4.2 billion and generated proceeds of $3.0 billion from dispositions for net cash deployed in investing activities of $1.2 billion. This compares to net cash investments of $1.2 billion in 2017. We acquired $2.4 billion of consolidated subsidiaries across our various strategies within our real estate, infrastructure, renewable power, and private equity operations, as well as $197 million of equity accounted investments during the quarter. We continued to acquire financial assets, which represent a net outflow of $418 million, relating to investments in debt and equity securities as well as contract assets associated with managing currency risk. Disposition proceeds included $758 million from the sale of properties, as well as $1.3 billion from the disposition of our South American electricity transmission operation. Investing activities in the prior year quarter included the acquisitions of various subsidiaries including a portfolio of manufactured housing communities in the U.S. within our Real Estate segment.

Q1 2018 INTERIM REPORT 50

PART 5 – ACCOUNTING POLICIES AND INTERNAL CONTROLS
ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS
Overview
We are a Canadian corporation and, as such, we prepare our consolidated financial statements in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”).
We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.
The preparation of financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.
In making judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. As we update the fair values of our investment property portfolios quarterly, with gains reflected in net income, we discuss judgments and estimates relating to the key valuation metrics below.
For further reference on accounting policies, including new and revised standards issued by the IASB, judgments and estimates, see our significant accounting policies contained in Note 2 of this interim report and the December 31, 2017 consolidated financial statements.
Adoption of New Accounting Standards
During the period, we adopted IFRS 15 Revenue from Contracts with Customers ("IFRS 15") and IFRS 9 Financial Instruments ("IFRS 9").
The adoption of IFRS 15, which applies to nearly all contracts with customers and specifies how and when revenue should be recognized, required the application of significant critical estimates and judgments. We adopted the standard using the modified retrospective approach in which a cumulative catch-up adjustment is recorded through opening equity on January 1, 2018 as if the standard had always been in effect and whereby comparative periods are not restated. The adoption of IFRS 15 resulted in a $280 million reduction in opening equity, attributable primarily to our construction services business in the Private Equity segment. Under IFRS 15, revenue from construction services contracts will continue to be recognized over time; however, a higher threshold of probability must be achieved prior to recognizing revenue from variable consideration such as incentives and claims and variations resulting from contract modifications. Under the superseded standards, revenue was recognized when it was probable that work performed will result in revenue; under IFRS 15, revenue is recognized when it is highly probable that a significant reversal of revenue will not occur for these modifications.
IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities and includes new guidance which aligns hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however, it allows more hedging strategies that are used for risk management purposes to qualify for hedge accounting, introducing greater judgment to assess the effectiveness of a hedging relationship. We adopted the standard on January 1, 2018 using transitional provisions permitting us to not restate prior period comparative information, recording an insignificant adjustment to opening equity.
Refer to Note 2(b) of this interim report for the impact of the adoption and an overview of the new accounting policies.
Investment Properties
We classify the vast majority of the property assets within our core office, core retail and opportunistic portfolios as investment properties. We determine investment property valuations by undertaking one of two accepted methods: (i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a terminal capitalization rate, typically used for our office, retail and industrial assets; or (ii) undertaking a direct capitalization approach, typically used for our multifamily, triple net lease, self-storage, student housing and manufactured housing assets, whereby a capitalization rate is applied to current cash flows.
Our valuations are prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. We leverage their extensive expertise and experience in the valuation of properties

51 BROOKFIELD ASSET MANAGEMENT

accumulated through involvement in acquisitions and dispositions, negotiations with lenders and interactions with institutional private fund investors. The underlying cash flow models for each investment are derived by management of each investment and are subject to detailed reviews as part of the business planning process. Many of the assets are subject to long-term leases, which form the basis of the cash flows. The majority of property cash flows are comprised of contracted leases with our core real estate portfolio having a combined 93.5% occupancy level and an average seven-year lease life. External market data is utilized when determining the cash flows associated with lease renewals. We also verify our discount rates and capitalization rates by comparing to market data, third-party reports and research material and brokers’ opinions. In certain circumstances, these rates are prepared by third-party consultants for specific assets.
These valuations are subject to various layers of review at the regional and business group senior management level. The models supporting the valuation process include a number of different inputs and variables, such as assumptions prepared at the property level for renewal probabilities, future leasing rates and capital expenditures, which are prepared by the relevant investment professionals and reviewed by the portfolio manager of the respective asset class, including an in-depth review of the valuations with the supporting quantitative and qualitative analysis. Once approved by the investment teams, the respective portfolio managers present the valuations to the real estate group senior management for final approval.
We test the outcome of our process by having a number of our properties externally appraised each year, including appraisals for core office properties, at least on a three-year rotating basis. We compare the results of the external appraisals to our internally prepared values and reconcile significant differences when they arise. Thus far in 2018, 33 of our properties were externally appraised, representing $13 billion of assets; external appraisals were within 1%, in aggregate, of management’s valuations.
Gains or losses on revaluation of investment properties are reflected in net income. The key valuation metrics of our investment properties are presented in the following table on a weighted-average basis, disaggregated into the principal operations of our Real Estate segment for analysis purposes. The valuations are most sensitive to changes in cash flows, discount rates and terminal capitalization rates.
The determination of fair value requires the use of estimates, as described above, which have been applied in a manner consistent with that in the prior year. There are currently no known trends, events or uncertainties that we reasonably believe could have a sufficiently pervasive impact across our businesses, which are diversified by asset class, geography and market, to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in this report. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates across different geographies and markets, such as discount rates and terminal capitalization rates, often move independently of one another and not necessarily in the same direction or to the same degree. Furthermore, impacts on our estimated values from changes in discount rates, terminal capitalization rates and cash flows are usually inversely correlated as the circumstances that typically give rise to increased interest rates (i.e. strong economic growth, inflation) usually give rise to increased cash flows at the asset level.
The key valuation metrics of our real estate assets at March 31, 2018 and December 31, 2017 are summarized below:

	Core Office		Opportunistic and Other		Weighted Average
AS AT MAR. 31, 2018 AND DEC. 31, 2017	2018	2017	2018	2017	2018	2017
Discount rate	6.8%	6.9%	7.2%	7.3%	7.0%	7.1%
Terminal capitalization rate	5.8%	5.8%	6.9%	7.0%	6.2%	6.2%
Investment horizon (years)	12	11	9	9	11	10
The following table presents the impact on the fair value of our investment properties as at March 31, 2018 from a 25-basis point change to the relevant unobservable inputs. For properties valued using the discounted cash flow method, the basis point change in valuation metrics relates to a change in discount and terminal capitalization rates. For properties valued using the direct capitalization approach, the basis point change in valuation metrics relates to a change in the overall capitalization rate.

Q1 2018 INTERIM REPORT 52

AS AT MAR. 31, 2018 (MILLIONS)	Fair Value	Sensitivity
Core office
United States	$14,643	$789
Canada	4,497	198
Australia	2,482	170
Europe	1,138	—
Brazil	329	36
Opportunistic and other
Opportunistic Office	8,792	369
Opportunistic Retail	3,399	115
Industrial	2,178	152
Multifamily	4,125	206
Triple Net Lease	4,837	167
Self-storage	1,926	82
Student Housing	2,194	85
Manufactured Housing	2,288	100
Other investment properties	5,481	157
Total	$58,309	$2,626

53 BROOKFIELD ASSET MANAGEMENT

Consolidated Financial Information
We consolidate a number of entities even though we hold only a minority economic interest. This is the result of our exercising control, as determined under IFRS, over the affairs of these entities due to contractual arrangements and our significant economic interest in these entities.
As a result, we include 100% of the revenues and expenses of these entities in our Consolidated Statements of Operations, even though a substantial portion of the net income in these consolidated entities is attributable to non-controlling interests. On the other hand, revenues earned, and expenses paid between us and our subsidiaries, such as asset management fees, are eliminated in our consolidated statements of operations; however, these items affect the attribution of net income between shareholders and non-controlling interests. For example, asset management fees paid by our listed partnerships to the corporation are eliminated from consolidated revenues and expenses. However, as the common shareholders are attributed all of the fee revenues while only attributed their proportionate share of the listed partnerships’ expenses, the amount of net income attributable to common shareholders is increased with a corresponding decrease in net income attributable to non-controlling interests.
Interests in entities over which we exercise significant influence, but where we do not exercise control, are accounted for as equity accounted investments. We record our proportionate share of their net income on a “one-line” basis as equity accounted income within our Consolidated Statements of Operations and “two-lines” within our Consolidated Statements of Comprehensive Income as equity accounted income that may be reclassified to net income and equity accounted income that will not be reclassified to net income. As a result, our share of items such as fair value changes, that would be included within fair value changes if the entity was consolidated, are instead included within equity accounted income.
Certain of our consolidated subsidiaries and equity accounted investments do not utilize IFRS for their own statutory reporting purposes. The comprehensive income utilized by us for these entities is determined using IFRS and may differ significantly from the comprehensive income pursuant to the accounting principles reported elsewhere by the investee. For example, IFRS provides a reporting issuer a policy election to fair value its investment properties, as described above, whereas other accounting principles such as U.S. GAAP may not. Accordingly, their statutory financial statements, which may be publicly available, may differ from those which we consolidate.
MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS
Internal Control Over Financial Reporting
No changes were made in our internal control over financial reporting during the quarter ended March 31, 2018, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Declarations Under the Dutch Act of Financial Supervision
The members of the Corporate Executive Board, as defined in the Dutch Act of Financial Supervision (“Dutch Act”), as required by section 5:25c, paragraph 2, under c of the Dutch Act confirm that to the best of their knowledge:

•
The consolidated financial statements included in this interim report give a true and fair view of the assets, liabilities, financial position, and profit or loss of the company and the undertakings included in the consolidated financial statements taken as whole; and

•
The management report included in this MD&A gives a true and fair review of the information required under the Dutch Act regarding the company and the undertakings included in the consolidated financial statements taken as a whole as of March 31, 2018 and of the development and performance of the business for the three months then ended.

Q1 2018 INTERIM REPORT 54

GLOSSARY OF TERMS
The below summarizes certain terms relating to our business that are made throughout the MD&A and it defines IFRS performance measures, non-IFRS performance measures and key operating measures that we use to analyze and discuss our results.
References
References to the “corporation” represent Brookfield Asset Management Inc. References in these financial statements to “Brookfield,” “BAM,” “us,” “we,” “our” or the “company” refer to the corporation and its direct and indirect subsidiaries and consolidated entities.
We refer to our shareholders as investors in the corporation and we refer to investors as investors of our private funds and listed issuers.
Asset manager refers to our asset management segment.
Throughout the MD&A and consolidated financial statements, the following operating companies, joint ventures and associates, and their respective subsidiaries, will be referenced as follows:

•	Acadian – Acadian Timber Corp.

•	BBU – Brookfield Business Partners L.P.

•	BEMI – Brookfield Energy Marketing Inc.

•	BEP – Brookfield Renewable Partners L.P.

•	BIP – Brookfield Infrastructure Partners L.P.

•	BPY – Brookfield Property Partners L.P.

•	Canary Wharf – Canary Wharf Group plc

•	GGP – GGP Inc.

•	Norbord – Norbord Inc.

•	TerraForm Power (“TERP”) – TerraForm Power, Inc.
We refer to BPY, BEP, BIP and BBU as listed issuers or listed partnerships.
Performance Measures
Definitions of performance measures, including non-IFRS measures and operating measures, are presented below in alphabetical order. We have specifically identified those measures which are non-IFRS measures with the remainder to being IFRS measures or operating measures.
Accumulated unrealized carried interest is a non-IFRS measure that is determined based on cumulative fund performance to date. At the end of each reporting period, the company calculates the carried interest that would be due to the company for each fund, pursuant to the fund agreements, as if the fair value of the underlying investments were realized as of such date, irrespective of whether such amounts have actually been realized. We use this measure to provide insight into our potential to realize carried interest in the future.
Adjusted carry eligible capital excludes uncalled fund commitments and funds that have not yet reached their preferred return, as well as co-investments and separately managed accounts that are subject to lower carry interest than our standard funds.
A reconciliation from carry eligible capital to adjusted carry eligible capital is provided below:

AS AT MAR. 31 (MILLIONS)	2018	2017
Carry eligible capital	$46,558	$40,400
Less:
Uncalled private fund commitments	(22,021)	(19,980)
Co-investments and other	(2,345)	(1,518)
Funds not yet at target preferred return	(2,863)	(3,417)
Adjusted carry eligible capital	$19,329	$15,485
Assets under management refers to the total value of assets that we manage, on a gross asset value basis, including assets for which we earn management fees and those for which we do not. This reflects the consolidated asset values of our consolidated subsidiaries as well as the gross asset value of asset that we classify as equity accounted investments but operate on behalf of our partners. This measure provides users with insight into the scale of our business.

55 BROOKFIELD ASSET MANAGEMENT

Available for distribution/reinvestment is a non-IFRS measure and is the sum of our Asset Management segment FFO and distributions received from our ownership of listed investments, net of Corporate FFO and preferred share dividends. This provides insight into earnings received by the corporation that are available for distribution to common shareholders or to be reinvested into the business. The components of cash available for distribution/reinvestment are provided below:

FOR THE THREE MONTHS ENDED MAR. 31	2018	2017
Asset management FFO	$363	$166
Dividends received from listed issuers	343	307
Corporate activities FFO
Financial assets earnings	22	19
Corporate costs, cash taxes and other	(38)	(18)
Corporate interest expense	(78)	(62)
	(94)	(61)
Preferred share dividends	(38)	(36)
Available for distribution/reinvestment	$574	$376
Average consolidated in-place net rents are used to evaluate leasing performance within our Real Estate segment and are calculated as the annualized amount of cash rent receivable from leases on a per square foot basis including tenant expense reimbursements, less operating expenses. This measure represents the amount of cash generated from leases in a given period and excludes the impact of rent escalations and free rent amortization.
Base management fees are determined by contractual arrangements, are typically equal to a percentage of fee bearing capital and are accrued quarterly. Private fund base fees are typically earned on fee bearing capital from third-party investors only and are earned on invested and/or uninvested fund capital, depending on the stage of the fund life. Base fees from listed partnerships are earned on the total capitalization of the listed partnerships, which includes our investment. Base fees for BPY, BEP and TERP include a quarterly fixed fee amount of $12.5 million, $5 million and $3 million, respectively. These entities each pay additional fees of 1.25% on the increase in capitalization above their initial capitalization of $11.5 billion, $8 billion and $1.4 billion, respectively. Base fees for BIP and BBU are 1.25% of total capitalization.
Capitalization at “our share” is a non-IFRS measure and presents our share of debt and other obligations based on our ownership percentage of the related investments. We use this measure to provide insight into the extent to which our capital is leveraged in each investment, which is an important component of enhancing shareholders returns. This may differ from our consolidated leverage because of the varying levels of ownership that we have in consolidated and equity accounted investment, that in turn have different degrees of leverage. We also use capitalization at our share to make financial risk management decisions at the corporation.
A reconciliation of consolidated capitalization to capitalization at our share is provided below:

AS AT MAR. 31, 2018 AND DEC. 31, 2017 (MILLIONS)	2018	2017
Total consolidated capitalization	$195,935	192,720
Add: our share of debt of investments in associates	11,075	10,875
Less: non-controlling interests’ share of liabilities
Non-recourse borrowings	(48,869)	(47,684)
Liabilities associated with assets held for sale	(319)	(606)
Accounts payable and other	(8,854)	(7,200)
Deferred tax liabilities	(6,557)	(6,205)
Subsidiary equity obligations	(2,281)	(2,013)
Non-controlling interests	(52,667)	(51,628)
Total capitalization at our share	$87,463	$88,259

Q1 2018 INTERIM REPORT 56

Carried interest is a performance fee arrangement whereby we receive a percentage of investment returns, defined as total fund profit net of fees and expenses, generated within a private fund based on a contractual formula. We are eligible to earn carried interest once returns exceed performance hurdles, ranging from 6% to 10% (compounded annually). Once the fund has achieved the performance hurdles, we earn an accelerated percentage of the additional fund profit until we have earned the percentage of total fund profit net of fees and expenses, to which we are entitled, ranging from 10% to 20%.
Carry eligible capital represents the capital committed, pledged or invested in the private funds that we manage and which entitle us to earn carried interest. Carry eligible capital includes both invested and uninvested (i.e. uncalled) private fund amounts as well as those amounts invested directly by investors (co-investments) when those entitle us to earn carried interest. We believe this measure is useful to investors as it provides additional insight into the capital base upon which we have potential to earn carried interest once minimum investment returns are sufficiently assured.
Cash distributions received from listed issuers represent dividends paid to the company by our listed issuers, Norbord and Acadian based on their publicly disclosed distribution policies and our ownership levels.
Common equity/invested capital is the amount of common equity in our operating segments. We measure segment assets based on common equity by segment, which we consider to be the amount of invested capital allocated to each segment. We utilize common equity by segment to analyze our deconsolidated balance sheet and to assist in capital allocation decisions.
Consolidated capitalization reflects the full capitalization of wholly owned and partially owned entities that we consolidate in our financial statements. Our consolidated capitalization includes 100% of the debt of the consolidated entities even though in many cases we only own a portion of the entity and therefore our pro-rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially owned entities that are accounted for following the equity method, such as our investments in GGP, Canary Wharf and several of our infrastructure businesses.
Core liquidity represents the amount of cash, financial assets and undrawn credit lines at the corporation and the listed partnerships. We use core liquidity as a key measure of our ability to fund future transactions and capitalize quickly on opportunities as they arise. Our core liquidity also allows us to backstop the transactions of our various businesses as necessary and fund the development of new activities that are not yet suitable for our investors.
Corporate capitalization represents the amount of debt issued by the corporation and our issued and outstanding common and preferred shares.
Economic net income (“ENI”) is a non-IFRS measure used for our Asset Management segment and is the sum of fee related earnings and unrealized carried interest, net of associated costs (which are predominantly associated with employee long-term incentive plans and taxes). We utilize this measure as a supplement to FFO for our Asset Management segment to assess operating performance, including the fee revenues and carried interest generated on unrealized changes in value of our private fund investment portfolios. We use this measure to evaluate the total value created within our funds in a period and it is a leading indicator for future growth of our Asset Management FFO. ENI is a widely used measure in the alternative asset management industry and we believe it provides investors a meaningful data point to benchmark the performance of our Asset Management segment against our peers.

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2018	2017
Fee related earnings	$343	$163
Realized carried interest, net	20	3
Asset Management FFO	363	166
Less: Realized carried interest, net	(20)	(3)
Unrealized carried interest generated in the period, net	246	137
ENI	$589	$300
Economic ownership interest represents the company’s proportionate equity interest in our listed issuers which can include redemption-exchange units (“REUs”), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable. REUs share the same economic attributes as the Class A limited partnership units in all respects except for our redemption right, which the partnership can satisfy through the issuance of Class A limited partnership units. The REUs and general partnership units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary. The company’s economic ownership interest in BPY is determined after considering the conversion of BPY’s preferred equity units into limited partnership units.

57 BROOKFIELD ASSET MANAGEMENT

Fee bearing capital represents the capital committed, pledged or invested in the listed partnerships, private funds and public securities that we manage which entitles us to earn fee revenues. Fee bearing capital includes both invested and uninvested (i.e. uncalled) amounts, as well as amounts invested directly by investors (co-investments). We believe this measure is useful to investors as it provides additional insight into the capital base upon which we earn asset management fees and other forms of compensation.
Fee related earnings is comprised of fee revenues less direct costs associated with earning those fees, which include employee expenses and professional fees as well as business related technology costs, other shared services and taxes. We use this measure to provide additional insight into the operating profitability of our asset management activities.
Fee revenues include base management fees, incentive distributions, performance fees and transaction fees presented within our Asset Management segment. Many of these items do not appear in consolidated revenues because they are earned from consolidated entities and are eliminated on consolidation.
Funds from operations (“FFO”) is a key measure of our financial performance. We use FFO to assess operating results and the performance of our businesses on a segmented basis. While we use segment FFO as our segment measure of profit and loss (see Note 3 to our consolidated financial statements), the sum of FFO for all our segments, or total FFO, is a non-IFRS measure. The following table reconciles total FFO to net income:

	Total		Per Share
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2018	2017	2018	2017
Net income	$1,855	$518	$1.86	$0.50
Realized disposition gains recorded as fair value changes or prior periods	420	152	0.43	0.16
Non-controlling interest in FFO	(1,462)	(929)	(1.49)	(0.98)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	333	122	0.34	0.13
Fair value changes	(572)	204	(0.59)	0.21
Depreciation and amortization	670	499	0.69	0.52
Deferred income taxes	(74)	108	(0.08)	0.11
Total FFO	$1,170	$674	$1.16	$0.65
We use FFO to assess our performance as an asset manager and separately as an investor in our assets. FFO includes the fees that we earn from managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the impact of contracts that we enter into to generate revenue, including asset management agreements, power sales agreements and contracts that our operating businesses enter into such as leases and take or pay contracts, and sales of inventory. FFO also includes the impact of changes in leverage or the cost of that financial leverage as well as other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO, as we believe that the value of most of our assets typically increase over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO may differ from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.

Q1 2018 INTERIM REPORT 58

Incentive distributions are determined by contractual arrangements and are paid to us by BPY, BEP, BIP and TERP and represent a portion of distributions paid by listed partnerships above a predetermined hurdle. Incentive distributions are accrued on the record date of the associated distributions of the entity.
A summary of our distribution hurdles and current distribution rates is as follows:

AS AT MAR. 31, 2018	Current Distribution Rate[1]	Distribution Hurdles (per unit)			Incentive Distributions
Brookfield Infrastructure Partners (BIP)	$1.88	$0.81	/	$0.88	15% / 25%
Brookfield Renewable Partners (BEP)	1.96	1.50	/	1.69	15% / 25%
Brookfield Property Partners (BPY)	1.26	1.10	/	1.20	15% / 25%
TerraForm Power (TERP)	0.76	0.93	/	1.05	15% / 25%

1.	Annualized rate based on March 31, 2018 distribution rates
Long-term average generation (“LTA”) is used in our Renewable Power segment and is determined based on its assets in commercial operation during the year. For assets acquired or reaching commercial operation during the year, long-term generation is calculated from the acquisition or commercial operation date. In Brazil, assured generation levels are used as a proxy for long-term average. We compare long-term average generation to actual generation levels to assess the impact on revenues and FFO of hydrology and wind generation levels, which vary from one period to the next.
Performance fees are paid to us when we exceed predetermined investment returns within BBU and on certain portfolios managed in our public securities activities. BBU performance fees are accrued quarterly, whereas performance fees within public security funds are typically determined on an annual basis. Performance fees are not subject to clawback.
Proportionate basis generation is used in our Renewable Power segment to describe the total amount of power generated by facilities held by BEP, at BEP’s respective economic ownership interest percentage.
Realized carried interest represents our share of investment returns based on realized gains within a private fund. Realized carried interest earned is recognized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of preferred returns, in accordance with the respective terms set out in the fund’s governing agreements, and when the probability of clawback is remote. We include realized carried interest when determining our Asset Management segment results within our consolidated financial statements.
Realized carried interest, net is after direct costs, which include employee expenses and cash taxes.
Realized disposition gains/losses include gains or losses arising from transactions during the reporting period together with any fair value changes and revaluation surplus recorded in prior periods and are presented net of cash taxes payable or receivable. Realized disposition gains include amounts that are recorded in net income, other comprehensive income and as ownership changes in our consolidated statements of equity, and exclude amounts attributable to non-controlling interests unless otherwise noted. We use realized disposition gains/losses to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods.
Same-store or same-property represents the earnings contribution from assets or investments held throughout both the current and prior year on a constant ownership basis. We utilize same-store analysis to illustrate the growth in earnings excluding the impact of acquisitions or dispositions.
Uninvested capital represents capital that has been committed or pledged to private funds managed by us. We typically, but not always, earn base management fees on this capital from the time that the commitment or pledge to our private fund is effective. In certain cases, we earn fees only once the capital is invested or earn a higher fee on invested capital than committed capital. In certain cases, investors retain the right to approve individual investments before providing the capital to fund them. In these cases, we refer to the capital as pledged or allocated.
Unrealized carried interest is a non-IFRS measure and is the change in accumulated unrealized carried interest from prior period and represents the amount of carried interest generated during the period. We use this measure to provide insight into the value our investments have created in the period.

59 BROOKFIELD ASSET MANAGEMENT

The following table identifies the inputs of accumulated carried interest to arrive at unrealized carried interest generated in the period:

AS AT MAR. 31 (MILLIONS)	Adjusted Carry Eligible Capital	Adjusted Multiple of Capital[1]	Fund Target Carried Interest[2]	Current Carried Interest[3]
2018
Real Estate	$8,369	1.8x	20%	17%
Infrastructure	9,105	1.5x	20%	16%
Private Equity	1,855	2.6x	20%	20%
	$19,329
2017
Real Estate	$8,407	1.8x	20%	9%
Infrastructure	5,874	1.5x	20%	15%
Private Equity	1,204	1.6x	20%	9%
	$15,485

1.
Adjusted Multiple of Capital represents the ratio of total distributions plus estimates of remaining values to the equity invested, and reflects performance net of fund management fees and expenses, before carried interest. Our core, credit and value add funds pay management fees of 1.00 – 1.50% and our opportunistic and private equity funds pay fees of 1.50 – 2.00%. Funds typically incur fund expenses of approximately 0.35% of carry eligible capital annually

2.	Fund target carried interest percentage is the target carry average of the funds within adjusted carry eligible capital as at each period end

3.
When a fund has achieved its preferred return, we earn an accelerated percentage of the additional fund profit until we have earned the fund target carried interest percentage. Funds in their early stage of earning carry will not yet have earned the full percentage of total fund profit to which we are entitled

The following table summarizes the unrealized carried interest generated in the current and prior year periods:

	Accumulated Unrealized Carried Interest			Accumulated Unrealized Carried Interest
(MILLIONS)	Mar. 31, 2018	Dec. 31, 2017	Change	Mar. 31, 2017	Dec. 31, 2016	Change
Real Estate	$1,097	$904	$193	$575	$503	$72
Infrastructure	690	559	131	427	348	79
Private Equity	629	616	13	62	47	15
Accumulated unrealized carried interest	2,416	2,079	337	1,064	898	166
Less: associated expenses[1]	(760)	(649)	(111)	(354)	(322)	(32)
Accumulated unrealized carry, net	$1,656	$1,430	226	$710	$576	134
Add: realized carried interest, net			20			3
Unrealized carried interest, net			$246			$137

1.	Carried interest generated is subject to taxes and long-term incentive expenses to investment professionals. These expenses are typically 30 – 35% of carried interest generated
Unrealized carried interest, net is after direct costs, which include employee expenses and taxes.

Q1 2018 INTERIM REPORT 60

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

(UNAUDITED) AS AT MAR. 31, 2018 AND DEC. 31, 2017 (MILLIONS)	Note	2018	2017
Assets
Cash and cash equivalents		$6,044	$5,139
Other financial assets	5, 6	5,271	4,800
Accounts receivable and other	6	12,257	11,973
Inventory	6	6,638	6,311
Assets classified as held for sale	7	302	1,605
Equity accounted investments		30,750	31,994
Investment properties	8	58,309	56,870
Property, plant and equipment	9	54,431	53,005
Intangible assets		14,231	14,242
Goodwill		5,516	5,317
Deferred income tax assets		2,186	1,464
Total Assets		$195,935	$192,720

Liabilities and Equity
Accounts payable and other	6	$18,656	$17,965
Liabilities associated with assets classified as held for sale	7	568	1,424
Corporate borrowings		6,476	5,659
Non-recourse borrowings
Property-specific borrowings	6	65,901	63,721
Subsidiary borrowings	6	7,938	9,009
Deferred income tax liabilities		11,146	11,409
Subsidiary equity obligations		3,935	3,661

Equity
Preferred equity		4,192	4,192
Non-controlling interests		52,667	51,628
Common equity	11	24,456	24,052
Total equity		81,315	79,872
Total Liabilities and Equity		$195,935	$192,720

61 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2018	2017
Revenues	12	$12,631	$6,001
Direct costs		(10,091)	(4,387)
Other income and gains		342	265
Equity accounted income		288	335
Expenses
Interest		(1,037)	(843)
Corporate costs		(27)	(25)
Fair value changes	13	572	(204)
Depreciation and amortization		(670)	(499)
Income taxes		(153)	(125)
Net income		$1,855	$518
Net income (loss) attributable to:
Shareholders		$857	$(37)
Non-controlling interests		998	555
		$1,855	$518
Net income (loss) per share:
Diluted	11	$0.84	$(0.08)
Basic	11	0.85	(0.08)

Q1 2018 INTERIM REPORT 62

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2018	2017
Net income	$1,855	$518
Other comprehensive income (loss)
Items that may be reclassified to net income
Financial contracts and power sale agreements	31	50
Marketable securities	(1)	7
Equity accounted investments	12	3
Foreign currency translation	309	643
Income taxes	(19)	5
	332	708
Items that will not be reclassified to net income
Revaluations of property, plant and equipment	(1)	—
Revaluation of pension obligations	5	(3)
Marketable securities	75	—
Income taxes	1	1
	80	(2)
Other comprehensive income	412	706
Comprehensive income	$2,267	$1,224
Attributable to:
Shareholders
Net income (loss)	$857	$(37)
Other comprehensive income	141	260
Comprehensive income	$998	$223

Non-controlling interests
Net income	$998	$555
Other comprehensive income	271	446
Comprehensive income	$1,269	$1,001

63 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31, 2018 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2017	$4,428	$263	$11,864	$1,459	$6,881	$(878)	$35	$24,052	$4,192	$51,628	$79,872
Changes in accounting policies[3]	—	—	(215)	—	—	—	(3)	(218)	—	(84)	(302)
Adjusted balance as at January 1, 2018	4,428	263	11,649	1,459	6,881	(878)	32	23,834	4,192	51,544	79,570
Changes in year:
Net income	—	—	857	—	—	—	—	857	—	998	1,855
Other comprehensive income	—	—	—	—	3	39	99	141	—	271	412
Comprehensive income	—	—	857	—	3	39	99	998	—	1,269	2,267
Shareholder distributions
Common equity	—	—	(143)	—	—	—	—	(143)	—	—	(143)
Preferred equity	—	—	(38)	—	—	—	—	(38)	—	—	(38)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(1,643)	(1,643)
Other items
Equity issuances, net of redemptions	15	(30)	(187)	—	—	—	—	(202)	—	1,632	1,430
Share-based compensation	—	13	(9)	—	—	—	—	4	—	1	5
Ownership changes	—	—	191	11	(191)	4	(12)	3	—	(136)	(133)
Total change in period	15	(17)	671	11	(188)	43	87	622	—	1,123	1,745
Balance as at March 31, 2018	$4,443	$246	$12,320	$1,470	$6,693	$(835)	$119	$24,456	$4,192	$52,667	$81,315

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries

2.	Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

3.	See financial statement Note 2(b)

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31, 2017 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2016	$4,390	$234	$11,490	$1,199	$6,750	$(1,256)	$(308)	$22,499	$3,954	$43,235	$69,688
Changes in year:
Net income	—	—	(37)	—	—	—	—	(37)	—	555	518
Other comprehensive income	—	—	—	—	—	211	49	260	—	446	706
Comprehensive income	—	—	(37)	—	—	211	49	223	—	1,001	1,224
Shareholder distributions
Common equity	—	—	(135)	—	—	—	—	(135)	—	—	(135)
Preferred equity	—	—	(36)	—	—	—	—	(36)	—	—	(36)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(785)	(785)
Other items
Equity issuances, net of redemptions	14	(11)	(53)	—	—	—	—	(50)	(4)	607	553
Share-based compensation	—	14	(1)	—	—	—	—	13	—	1	14
Ownership changes	—	—	6	14	(17)	(4)	(2)	(3)	—	(94)	(97)
Total change in period	14	3	(256)	14	(17)	207	47	12	(4)	730	738
Balance as at March 31, 2017	$4,404	$237	$11,234	$1,213	$6,733	$(1,049)	$(261)	$22,511	$3,950	$43,965	$70,426

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries

2.	Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

Q1 2018 INTERIM REPORT 64

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Note	2018	2017
Operating activities
Net income		$1,855	$518
Other income and gains		(342)	(265)
Share of undistributed equity accounted earnings		366	(107)
Fair value changes	13	(572)	204
Depreciation and amortization		670	499
Deferred income taxes		(74)	108
Investments in residential inventory		(61)	(96)
Net change in non-cash working capital balances		(570)	(322)
		1,272	539
Financing activities
Corporate borrowings arranged		1,003	743
Commercial paper and bank borrowings, net		(103)	—
Non-recourse borrowings arranged		9,288	6,233
Non-recourse borrowings repaid		(8,002)	(5,265)
Non-recourse credit facilities, net		(566)	1,480
Subsidiary equity obligations issued		162	249
Subsidiary equity obligations redeemed		(342)	(176)
Capital provided from non-controlling interests		1,667	1,327
Capital repaid to non-controlling interests		(35)	(720)
Preferred equity redemption		—	(3)
Common shares issued		5	7
Common shares repurchased		(211)	(61)
Distributions to non-controlling interests		(1,643)	(785)
Distributions to shareholders		(181)	(171)
		1,042	2,858
Investing activities
Acquisitions
Investment properties		(442)	(390)
Property, plant and equipment		(351)	(397)
Equity accounted investments		(197)	(157)
Financial assets and other		(834)	(781)
Acquisition of subsidiaries		(2,385)	(1,311)
Dispositions
Investment properties		758	602
Property, plant and equipment		529	42
Equity accounted investments		1,328	22
Financial assets and other		383	641
Disposition of subsidiaries		5	507
Restricted cash and deposits		(192)	(103)
		(1,398)	(1,325)
Cash and cash equivalents
Change in cash and cash equivalents		916	2,072
Net change in cash classified within assets held for sale		(17)	—
Foreign exchange revaluation		6	56
Balance, beginning of period		5,139	4,299
Balance, end of period		$6,044	$6,427

65 BROOKFIELD ASSET MANAGEMENT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION
Brookfield Asset Management Inc. (the “corporation”) is a global alternative asset management company. References in these financial statements to “Brookfield,” “us,” “we,” “our” or “the company” refer to the corporation and its direct and indirect subsidiaries and consolidated entities. The company owns and operates assets with a focus on real estate, renewable power, infrastructure and private equity. The corporation is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the corporation is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

2.	SIGNIFICANT ACCOUNTING POLICIES
a)    Statement of Compliance
The interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2017, except as noted below in Note 2(b).
The interim financial statements should be read in conjunction with the most recently issued Annual Report of the company which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies were presented as Note 2 to the Consolidated Financial Statements for the fiscal year ended December 31, 2017 included in that report.
The interim financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The results reported in these interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The interim financial statements were authorized for issuance by the Board of Directors of the company on May 9, 2018.
b)    Adoption of Accounting Standards
The company has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2018 as follows:
i.    Revenue from Contracts with Customers
IFRS 15 Revenue from Contracts with Customers (“IFRS 15”), specifies how and when revenue should be recognized and requires disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The company adopted the standard on January 1, 2018 on a modified retrospective basis with a cumulative catch-up adjustment booked to retained earnings as of January 1, 2018 as if the standard had always been in effect.
The standard is applied only to contracts that are not completed as at January 1, 2018. We also availed ourselves of the practical expedient that permits adopters of the standard to not apply the requirements for contract modifications retrospectively for contracts that were modified before January 1, 2018. Comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

Q1 2018 INTERIM REPORT 66

This change in accounting policy affected our opening equity as follows:

(MILLIONS)	Balance at December 31 2017	IFRS 15 Adjustments	Balance at January 1 2018
Assets
Accounts receivables and other	$11,973	$(368)	$11,605
Inventory	6,311	258	6,569
Equity accounted investments	31,994	(3)	31,991
Deferred income tax asset	1,464	42	1,506
Other Assets	140,978	—	140,978
Total Assets	$192,720	$(71)	$192,649

Liabilities
Accounts payable and other	$17,965	$208	$18,173
Deferred income tax liabilities	11,409	1	11,410
Other Liabilities	83,474	—	83,474
Total Liabilities	112,848	209	113,057

Equity
Preferred Equity	4,192	—	4,192
Non-controlling interests	51,628	(83)	51,545
Common equity	24,052	(197)	23,855
Total Equity	79,872	(280)	79,592
Total Liabilities and Equity	$192,720	$(71)	$192,649
The $280 million reduction in opening equity is primarily due to the following:

•
within our Private Equity segment, an increase of $120 million in the contract work in progress liability and the reduction of $125 million of accounts receivable. The impact on opening equity was $265 million. These adjustments were primarily the result of construction contracts for which the cost-to-cost input method was adopted to measure progress towards the satisfaction of performance obligations and for which variable consideration will only be recognized when it is highly probable that revenue from such amounts will not be reversed; and

•
within our Residential segment, a reduction of $190 million of accounts receivable, and increases of $250 million in inventory and $90 million in deferred revenue. The impact on opening equity was $15 million. These adjustments were primarily the result of our Brazilian residential homebuilding business for which customers have the ability to cancel their contract prior to the transfer of possession and recent legal cases support that control of the asset does not take place until the client takes possession of the unit.

During the three months ended March 31, 2018, the company recognized $65 million of revenues that would not have been recognized under the superseded standards. The impact is primarily to our residential homebuilding business in Brazil where revenue originally recognized in the prior year was deferred as possession of the unit did not transfer to the customer until the first quarter of 2018. The adoption of IFRS 15 did not have a material effect on our other operations, and there was no material impact to our other financial statement accounts as at and for the period ended March 31, 2018.
Revenue Recognition Policies by Segment
Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. The company recognizes revenue when it transfers control of a product or service to a customer. A performance obligation is a promise in a contract to transfer a distinct good or service (or a bundle of goods and services) to the customer and is the unit of account in IFRS 15. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue, when, or as, the performance obligation is satisfied.

67 BROOKFIELD ASSET MANAGEMENT

The company recognizes revenue from the following major sources:
Asset Management
The company’s primary asset management revenue streams are base management fees, incentive fees (including incentive distributions and performance fees) and realized carried interest which are satisfied over time. A significant portion of our asset management revenue is inter-segment in nature and thus eliminated on consolidation; that which survives is recorded as revenue in the Consolidated Statements of Operations.
The company earns base management fees in accordance with contractual arrangements with our private funds, listed partnerships and public securities’ investment vehicles. Fees are typically equal to a percentage of fee-bearing capital within the respective fund or entity and are accrued quarterly. These fees are earned over the period of time that the management services are provided and are allocated to the distinct services provided by the company during the reporting period.
Incentive distributions and performance fees are incentive payments to reward the company for improved performance of managed entities. Incentive distributions, paid to us by our listed partnerships, are determined by contractual arrangements and represent a portion of distributions paid by the listed partnerships above a predetermined hurdle. They are accrued as revenue on the respective partnerships’ distribution record dates if that hurdle has been achieved. BBU pays performance fees if the growth in market value exceeds a predetermined threshold, with the value based on the quarterly volume-weighted average price of publicly traded units. These fees are accrued on a quarterly basis subject to the performance of the listed vehicle.
Carried interest is a performance fee arrangement in which we receive a percentage of investment returns, generated within a private fund on carry eligible capital, based on a contractual formula. We are eligible to earn carried interest from a fund once returns exceed the fund’s contractually defined performance hurdles at which point we earn an accelerated percentage of the additional fund profit until we have earned the percentage of total fund profit, net of fees and expenses, to which we are entitled. We defer recognition of carried interest as revenue until an underlying fund investment is profitably disposed of and that fund’s cumulative returns exceed its preferred returns and when the probability of claw back is remote. Typically carried interest is not recognized as revenue until the fund is near the end of its life.
Real Estate
Revenue from hospitality operations is generated by providing accommodation, food and beverage and leisure facilities to hotel guests, and from gaming activities. Revenue from accommodation is recognized over the period that the guest stays at the hotel; food and beverage revenue is recognized when goods and services are provided; revenue from leisure activities is recognized over the period of time that activities are completed or during the usage of leisure facilities; and gaming revenue is recognized and measured at the daily net win or loss. Advances received from guest bookings or the purchase of gaming chips are recognized as a liability until the revenue is recognized.
Renewable Power
Revenue is derived from the contracted or uncontracted sale of electricity sourced from our power generating facilities. Performance obligations are satisfied over time as the customer simultaneously receives and consumes benefits as we deliver electricity and related products. Revenue is derived from the output delivered and capacity provided at rates specified under contract terms or prevailing market rates.
Infrastructure
Our infrastructure revenue is predominantly recognized over time as services are rendered and performance obligations satisfied based on actual usage or throughput depending on the terms of the arrangement. Contract progress is determined using a cost-to-cost input method. Any upfront payments that are separable from the recurring revenue are recognized over time for the period the services are provided.
In addition, we have certain contracts where we earn revenue at a point in time when control of the product ultimately transfers to customer, which for our sustainable resources operations coincides with product delivery.
Private Equity
Revenue from our private equity operations primarily consists of (i) sales of goods or products which are recognized as revenue when the product is shipped, title passes, consideration is paid and the customer obtains control of the product; and (ii) the provision of services which are recognized as revenue over the period of time that they are provided.

Q1 2018 INTERIM REPORT 68

Revenue recognized over a period of time is determined using the cost-to-cost input method to measure progress towards satisfaction of the performance obligations as the work performed on these contracts creates or enhances an asset that is controlled by the customer. Work-in-progress is recognized as costs are incurred and reclassified to accounts receivable when invoiced. A contract liability is recognized if payments are received before work is completed. Variable consideration, such as claims and incentives, is included in the transaction price when it is highly probable that such revenue will not reverse.
Residential
Revenue from residential land sales, sales of homes and the completion of residential condominium projects is recognized at the point in time when we transfer control over a product to a customer and all material conditions of the sales contract have been met and consideration has been paid. If title of a property transfers but material future development is required, revenue will be delayed until the point in time at which the remaining performance obligations are satisfied.
Corporate Activities and Other
Dividend and interest income from other financial assets are recorded within revenues when declared or on an accrual basis using the effective interest method, in accordance with IFRS 9 Financial Instruments (“IFRS 9”).
Interest revenue from loans and notes receivable, less a provision for uncollectable amounts, is recorded on the accrual basis using the effective interest method, in accordance with IFRS 9.
Real estate rental income is recognized in accordance with IAS 17, Leases. As the company retains substantially all the risks and benefits of ownership of its investment properties, it accounts for leases with its tenants as operating leases and begins recognizing revenue when the tenant has a right to use the leased asset. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight line or free rent receivable, as applicable, is recorded as a component of investment property representing the difference between rental revenue recorded and the contractual amount received. Percentage participating rents are recognized when tenants’ specified sales targets have been met.
ii.    Financial Instruments
IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes new guidance which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however, it allows more hedging strategies that are used for risk management purposes to qualify for hedge accounting. The company adopted the standard on January 1, 2018 and applied IFRS 9 retrospectively, using transitional provisions that allowed the company not to restate prior period comparative information, recording an insignificant adjustment to opening equity. The Company has elected to use IFRS 9 hedge accounting. The standard is applied only to financial instruments held as at January 1, 2018. Comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.
Classification of Financial Instruments
The company classifies its financial assets as fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) and amortized cost according to the company’s business objectives for managing the financial assets and based on the contractual cash characteristics of the financial assets. The company classifies its financial liabilities at amortized cost or FVTPL.

•
Financial instruments classified as FVTPL are initially recognized at their fair value and are subsequently measured at fair value at each reporting date. Gains and losses recorded on each revaluation date are recognized within net earnings. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

•
Financial instruments classified as FVTOCI are initially recognized at their fair value and are subsequently measured at fair value at each reporting date. The cumulative gains or losses related to FVTOCI equity instruments are not reclassified to profit or loss on disposal, whereas the cumulative gains or losses on all other FVTOCI assets are reclassified to profit or loss on disposal. The cumulative gains or losses on all FVTOCI liabilities are reclassified to profit or loss on disposal.

•	Financial instruments classified as amortized cost are initially recognized at their fair value and are subsequently measured at amortized cost using the effective interest rate method.

69 BROOKFIELD ASSET MANAGEMENT

The following table presents the types of financial instruments held by the company within each financial instrument classification under IAS 39 and IFRS 9:

Measurement
Financial Instrument Type	IAS 39	IFRS 9
Financial Assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Other financial assets
Government bonds	FVTPL, Available for Sale	FVTPL, FVTOCI
Corporate bonds	FVTPL, Available for Sale	FVTPL, FVTOCI
Fixed income securities and other	FVTPL, Available for Sale	FVTPL, FVTOCI
Common shares and warrants	FVTPL, Available for Sale	FVTPL, FVTOCI
Loan and notes receivable	FVTPL, Loans and receivables	FVTPL, Amortized cost
Accounts receivable and other[1]	FVTPL, Loans and receivables	FVTPL, FVTOCI, Amortized cost

Financial Liabilities
Corporate borrowings	Loans and receivables	Amortized cost
Property-specific borrowings	Loans and receivables	Amortized cost
Subsidiary borrowings	Loans and receivables	Amortized cost
Accounts payable and other[1]	FVTPL, Loans and receivables	FVTPL, Amortized cost
Subsidiary equity obligations	FVTPL, Loans and receivables	FVTPL, Amortized cost

1.	Includes derivative instruments
For financial assets classified at amortized cost or debt instruments at FVTOCI, at each reporting period, the company assess if there has been a significant increase in credit risk since the asset has been originated to determine if a 12-month expected credit loss or a life-time expected credit loss should be recorded. The corporation uses unbiased, probability-weighted loss scenarios which consider multiple loss scenarios based on reasonable and supportable forecasts in order to calculate the expected credit losses. These changes have not had a material impact on the company’s consolidated financial statements as at January 1, 2018 and March 31, 2018.
Derivative Financial Instruments and Hedge Accounting
The company selectively utilizes derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Derivative financial instruments are recorded at fair value within the company’s consolidated financial statements. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair values. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in net income over the remaining term of the original hedging relationship. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in accounts receivable and other or accounts payable and other, respectively.
Items Classified as Hedges
Realized and unrealized gains and losses on foreign exchange contracts designated as hedges of currency risks relating to a net investment in a subsidiary or an associate are included in equity. Gains or losses are reclassified into net income in the period in which the subsidiary or associate is disposed of or to the extent that the hedges are ineffective. Where a subsidiary is partially disposed, and control is retained, any associated gains or costs are reclassified within equity to ownership changes. Derivative financial instruments that are designated as hedges to offset corresponding changes in the fair value of assets and liabilities and cash flows are measured at their estimated fair value with changes in fair value recorded in net income or as a component of equity, as applicable. Unrealized gains and losses on interest rate contracts designated as hedges of future variable interest payments are included in equity as a cash flow hedge when the interest rate risk relates to an anticipated variable interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are amortized into net income over the term of the corresponding interest payments. Unrealized gains and losses on electricity contracts designated as cash flow hedges of future power generation revenue are included in equity as a cash flow hedge. The

Q1 2018 INTERIM REPORT 70

periodic exchanges of payments on power generation commodity swap contracts designated as hedges are recorded on a settlement basis as an adjustment to power generation revenue.
Certain hedge accounting relationships relating to aggregated foreign currency exposures will qualify for hedge accounting under this new standard and the company has completed the hedge documentation for these relationships in order to apply hedge accounting to these relationships prospectively, commencing on January 1, 2018.
Items Not Classified as Hedges
Derivative financial instruments that are not designated as hedges are carried at their estimated fair value, and gains and losses arising from changes in fair value are recognized in net income in the period in which the change occurs. Realized and unrealized gains and losses on equity derivatives used to offset changes in share prices in respect of vested Deferred Share Units and Restricted Share Units are recorded together with the corresponding compensation expense. Realized and unrealized gains on other derivatives not designated as hedges are recorded in revenues, direct costs or corporate costs, as applicable. Realized and unrealized gains and losses on derivatives which are considered economic hedges, and where hedge accounting is not able to be elected, are recorded in fair value changes in the Consolidated Statements of Operations.
iii.    Foreign Currency Transactions and Advance Consideration
IFRIC 22, Foreign Currency Transactions and Advance Consideration (“IFRIC 22”) clarifies that the date of foreign currency transactions for purposes of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part thereof) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The interpretation is effective for periods beginning on or after January 1, 2018 and may be applied either retrospectively or prospectively. The company adopted the standard using the prospective approach, and there is no material impact.
c)    Future Changes in Accounting Standards
i.    Leases
In January 2016, the IASB published a new standard – IFRS 16 Leases (“IFRS 16”). The new standard brings most leases on balance sheet, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17 Leases and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. The company is in the process of evaluating the impact of IFRS 16 on its consolidated financial statements.
ii.    Uncertainty Over Income Tax Treatments
In June 2017, the IASB published IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”), effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. The interpretation may be applied on either a fully retrospective basis or a modified retrospective basis without restatement of comparative information. The company is currently evaluating the impact of IFRIC 23 on its consolidated financial statements.

71 BROOKFIELD ASSET MANAGEMENT

3.	SEGMENTED INFORMATION

a)	Operating Segments
Our operations are organized into five operating business groups in addition to our corporate and asset management activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure performance primarily using Funds from Operations (“FFO”) generated by each operating segment and the amount of capital invested by the corporation in each segment using common equity by segment.
Our operating segments are as follows:

i.
Asset management operations include managing our listed partnerships, private funds and public securities on behalf of our investors and ourselves. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest. Common equity in our asset management segment is immaterial.

ii.	Real estate operations include the ownership, operation and development of core office, core retail, opportunistic and other properties.

iii.	Renewable power operations include the ownership, operation and development of hydroelectric, wind, solar, storage and other power generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, communications and sustainable resource assets.

v.	Private equity operations include a broad range of industries, and are mostly focused on construction, other business services, energy, and industrial operations.

vi.	Residential development operations consist of homebuilding, condominium development and land development.

vii.
Corporate activities include the investment of cash and financial assets, as well as the management of our corporate capitalization, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.

b)	Segment Financial Measures
FFO is a key measure of our financial performance and our segment measure of profit and loss. It is utilized by our Chief Operating Decision Maker in assessing operating results and the performance of our businesses on a segmented basis. We define FFO as net income excluding fair value changes, depreciation and amortization and deferred income taxes, net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains and losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions and amounts that are recorded directly in equity, such as ownership changes.
We use FFO to assess our performance as an asset manager and as an investor in our assets. FFO from our asset management segment includes fees, net of the associated costs, that we earn from managing capital in our listed partnerships, private funds and public securities accounts. We are also eligible to earn incentive payments in the form of incentive distributions, performance fees or carried interest. As an investor in our assets, our FFO represents the company’s share of revenues less costs incurred within our operations, which include interest expenses and other costs. Specifically, it includes the impact of contracts that we enter into to generate revenues, including power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO includes the impact of changes in leverage or the cost of that financial leverage and other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO, as we believe that the value of most of our assets typically increase over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.

Q1 2018 INTERIM REPORT 72

Our definition of FFO may differ from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
We illustrate how we derive FFO for each operating segment and reconcile total FFO to net income in Note 3(c)(v) of the consolidated financial statements. We do not use FFO as a measure of cash generated from our operations.
i.    Segment Balance Sheet Information
We use common equity by segment as our measure of segment assets when reviewing our deconsolidated balance sheet because it is utilized by our Chief Operating Decision Maker for capital allocation decisions.
ii.    Segment Allocation and Measurement
Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s Asset Management segment with the corresponding expense recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts between the consolidated entities. Inter-segment revenues are determined under terms that approximate market value.
The company allocates the costs of shared functions that would otherwise be included within its corporate activities segment, such as information technology and internal audit, pursuant to formal policies.

c)	Reportable Segment Measures

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2018 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes
External revenues	$63	$1,876	$939	$1,113	$8,115	$459	$66	$12,631
Inter-segment revenues	436	9	3	3	105	—	(13)	543	i
Segmented revenues	499	1,885	942	1,116	8,220	459	53	13,174
FFO from equity accounted investments	—	228	12	239	140	5	(3)	621	ii
Interest expense	—	(530)	(229)	(122)	(67)	(17)	(78)	(1,043)	iii
Current income taxes	—	(6)	(7)	(172)	(28)	(4)	(10)	(227)	iv
Funds from operations	363	439	100	341	54	(33)	(94)	1,170	v
Common equity	364	16,973	4,799	2,846	4,094	2,768	(7,388)	24,456
Equity accounted investments	—	19,453	521	7,913	2,365	400	98	30,750
Additions to non-current assets[1]	—	3,073	270	242	124	76	155	3,940

1.	Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

AS AT DEC. 31, 2017 AND FOR THE THREE MONTHS ENDED MAR. 31, 2017 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes
External revenues	$37	$1,687	$643	$748	$2,398	$439	$49	$6,001
Inter-segment revenues	253	8	—	—	78	—	—	339	i
Segmented revenues	290	1,695	643	748	2,476	439	49	6,340
FFO from equity accounted investments	—	218	1	189	36	1	12	457	ii
Interest expense	—	(469)	(165)	(99)	(30)	(22)	(62)	(847)	iii
Current income taxes	—	(3)	(17)	(12)	5	(2)	12	(17)	iv
Funds from operations	166	325	67	83	102	(8)	(61)	674	v
Common equity	312	16,725	4,944	2,834	4,215	2,915	(7,893)	24,052
Equity accounted investments	—	19,596	509	8,793	2,385	346	365	31,994
Additions to non-current assets[1]	—	3,657	67	320	89	23	26	4,182

1.	Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

73 BROOKFIELD ASSET MANAGEMENT

i.Inter-Segment Revenues
For the three months ended March 31, 2018, the adjustment to external revenues when determining segmented revenues consists of asset management fee revenues earned from consolidated entities totaling $436 million (2017 – $253 million), revenues earned on construction projects between consolidated entities totaling $102 million (2017 – $78 million), and interest income and other revenues totaling $5 million (2017 – $8 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.
ii.FFO from Equity Accounted Investments
The company determines FFO from its equity accounted investments by applying the same methodology utilized in adjusting net income of consolidated entities. The following table reconciles the company’s consolidated equity accounted income to FFO from equity accounted investments:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2018	2017
Consolidated equity accounted income	$288	$335
Non-FFO items from equity accounted investments[1]	333	122
FFO from equity accounted investments	$621	$457

1.
Adjustment to back out non-FFO expenses (income) that are included in consolidated equity accounted income including depreciation and amortization, deferred taxes and fair value changes from equity accounted investments

iii.Interest Expense
For the three months ended March 31, 2018, the adjustment to interest expense consists of interest on loans between consolidated entities totaling $6 million (2017 – $4 million) that is eliminated on consolidation, along with the associated revenue.

iv.	Current Income Taxes
Current income taxes are included in FFO but are aggregated with deferred income taxes in income tax expense on the company’s Consolidated Statements of Operations. The following table reconciles consolidated income taxes to current income taxes by segment:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2018	2017
Current tax recovery (expense)	$(227)	$(17)
Deferred income tax recovery (expense)	74	(108)
Income tax recovery (expense)	$(153)	$(125)
v.Reconciliation of Net Income to Total FFO
The following table reconciles net income to total FFO:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Note	2018	2017
Net income		$1,855	$518
Realized disposition gains in fair value changes or prior periods	vi	420	152
Non-controlling interests in FFO		(1,462)	(929)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items		333	122
Fair value changes		(572)	204
Depreciation and amortization		670	499
Deferred income taxes		(74)	108
Total FFO		$1,170	$674

Q1 2018 INTERIM REPORT 74

vi.     Realized Disposition Gains
Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period adjusted to include fair value changes and revaluation surplus recorded in prior periods in connection with the assets disposed. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership, as opposed to net income, because they result from a change in ownership of a consolidated entity.
The realized disposition gains recorded in fair value changes or revaluation surplus were $420 million for the three months ended March 31, 2018 (2017 – $152 million), of which $401 million relates to prior periods (2017 – $83 million). There were no realized disposition gains recorded directly in equity as changes in ownership.

d)	Geographic Allocation
The company’s revenues by location of operations are as follows:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2018	2017
United States	$1,964	$1,979
Canada	1,668	1,157
United Kingdom	5,389	694
Other Europe	458	117
Australia	1,060	919
Brazil	1,183	278
Colombia	268	244
Other	641	613
	$12,631	$6,001
The company’s consolidated assets by location are as follows:

AS AT MAR. 31, 2018 AND DEC. 31, 2017 (MILLIONS)	2018	2017
United States	$86,050	$84,860
Canada	21,089	21,897
United Kingdom	22,300	20,005
Other Europe	4,246	3,979
Australia	14,308	14,501
Brazil	23,769	23,931
Colombia	8,000	7,362
Other	16,173	16,185
	$195,935	$192,720

75 BROOKFIELD ASSET MANAGEMENT

4.	ACQUISITIONS OF CONSOLIDATED ENTITIES
The following table summarizes the balance sheet impact as a result of business combinations that occurred in the three months ended March 31, 2018. No material changes were made to the provisional allocations:

(MILLIONS)	Real Estate	Various	Total
Cash and cash equivalents	$37	$200	$237
Accounts receivable and other	271	395	666
Inventory	—	5	5
Equity accounted investments	40	15	55
Investment properties	1,245	—	1,245
Property, plant and equipment	1,124	163	1,287
Intangible assets	—	86	86
Goodwill	—	105	105
Deferred income tax assets	210	582	792
Total assets	2,927	1,551	4,478
Less:
Accounts payable and other	(195)	(352)	(547)
Non-recourse borrowings	(10)	(72)	(82)
Deferred income tax liabilities	—	(35)	(35)
Non-controlling interests[1]	—	(21)	(21)
	(205)	(480)	(685)
Net assets acquired	$2,722	$1,071	$3,793

Consideration[2]	$2,531	$678	$3,209

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition

2.	Total consideration, including amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors
Significant acquisitions completed in the three months ended March 31, 2018, are as follows:
On February 1, 2018, a subsidiary of the company acquired a portfolio of 15 student housing properties in the U.K., adding to our existing portfolio, for total consideration of $739 million. The consideration includes $193 million cash consideration with the remainder funded through debt financing. As of March 31, 2018, the valuations of the investment properties acquired were still under evaluation by the subsidiary. Accordingly, the business combination has been accounted for on a provisional basis. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $13 million and $5 million, respectively.
On February 1, 2018, a subsidiary of the company acquired a portfolio of 105 extended-stay hotel properties across the U.S. for total consideration of $764 million, including $169 million cash consideration with the remainder funded through debt financing. As of March 31, 2018, the valuation of the property, plant and equipment acquired was still under evaluation by the subsidiary. Accordingly, the business combination has been accounted for on a provisional basis. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $39 million and $1 million, respectively.
On March 9, 2018, the company obtained control over an entity, previously held as an equity-accounted investment, after converting loan interests in the entity and becoming the 100% common equity holder. This acquisition was accounted for as a business combination through a step acquisition in accordance with IFRS 3 Business Combinations. The company recognized a bargain purchase gain of $393 million as a result of the recognition of deferred tax assets which were not previously utilized. As of March 31, 2018, the valuation of the investments and the related tax benefit were still under evaluation by the company. Accordingly, the business combination has been accounted for on a provisional basis.

Q1 2018 INTERIM REPORT 76

5.	FAIR VALUE OF FINANCIAL INSTRUMENTS
The following tables list the company’s financial instruments by their respective classification as at March 31, 2018 and December 31, 2017:

	2018		2017
AS AT MAR. 31, 2018 AND DEC. 31, 2017 (MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$6,044	$6,044	$5,139	$5,139
Other financial assets
Government bonds	52	52	49	49
Corporate bonds	750	750	643	643
Fixed income securities and other	705	705	662	662
Common shares and warrants	2,214	2,214	1,832	1,832
Loans and notes receivable	1,550	1,574	1,614	1,657
	5,271	5,295	4,800	4,843
Accounts receivable and other	9,637	9,637	9,616	9,616
	$20,952	$20,976	$19,555	$19,598
Financial liabilities
Corporate borrowings	$6,476	$6,703	$5,659	$6,087
Property-specific borrowings	65,901	67,050	63,721	65,399
Subsidiary borrowings	7,938	8,049	9,009	9,172
Accounts payable and other	18,656	18,656	17,965	17,965
Subsidiary equity obligations	3,935	3,935	3,661	3,661
	$102,906	$104,393	$100,015	$102,284
Fair Value Hierarchy Levels
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	2018			2017
AS AT MAR. 31, 2018 AND DEC. 31, 2017 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$—	$52	$—	$—	$49	$—
Corporate bonds	—	719	—	127	508	—
Fixed income securities and other	20	264	421	20	233	409
Common shares and warrants	1,664	256	294	1,586	—	246
Loans and notes receivables	—	16	1	—	62	1
Accounts receivable and other	14	1,128	149	15	1,155	213
	$1,698	$2,435	$865	$1,748	$2,007	$869
Financial liabilities
Accounts payable and other	$87	$2,920	$864	$134	$3,003	$704
Subsidiary equity obligations	—	17	1,733	—	—	1,559
	$87	$2,937	$2,597	$134	$3,003	$2,263

77 BROOKFIELD ASSET MANAGEMENT

During the three months ended March 31, 2018 and 2017, there were no transfers between Level 1, 2 or 3.
Fair values of financial instruments are determined by reference to quoted bid or ask prices, as appropriate. If bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Mar. 31, 2018	Valuation Techniques and Key Inputs
Derivative assets/Derivative liabilities (accounts receivable/ accounts payable)	$1,128 /
Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

Energy derivatives – quoted market prices, or in their absence internal valuation models, corroborated with observable market data

	(2,920)
Other financial assets ..................	1,307	Valuation models based on observable market data
Redeemable fund units (subsidiary equity obligations)	(17)	Aggregated market prices of underlying investments
Fair values determined using valuation models requiring the use of unobservable inputs (Level 3 financial assets and liabilities), include assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

Q1 2018 INTERIM REPORT 78

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of Level 3 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Mar. 31, 2018	Valuation Techniques	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value
Fixed income securities and other	$421	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Warrants (common shares and warrants)	294	Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decreases) fair value
			• Term to maturity	• Increases (decreases) in term to maturity increase (decrease) fair value
			• Risk free interest rate	• Increases (decreases) in the risk-free interest rate increase (decrease) fair value
Limited-life funds (subsidiary equity obligations)	(1,733)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
			• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value
			• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value
Derivative assets/Derivative liabilities (accounts receivable/payable)	149 /	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
(864)
			• Forward exchange rates (from observable forward exchange rates at the end of the reporting period)	• Increases (decreases) in the forward exchange rate increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
The following table presents the change in the balance of financial assets and liabilities classified as Level 3 as at March 31, 2018:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2018 (MILLIONS)	Financial Assets	Financial Liabilities
Balance, beginning of period	$869	$2,263
Fair value changes in net income	(50)	(22)
Fair value changes in other comprehensive income[1]	(1)	(1)
Additions, net of disposals	47	357
Balance, end of period	$865	$2,597

1.	Includes foreign currency translation

79 BROOKFIELD ASSET MANAGEMENT

6.    CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES
a)    Assets

	Other Financial Assets		Accounts Receivable and Other		Inventory
AS AT MAR. 31, 2018 AND DEC. 31, 2017 (MILLIONS)	2018	2017	2018	2017	2018	2017
Current portion	$3,002	$2,568	$8,880	$8,492	$3,793	$3,585
Non-current portion	2,269	2,232	3,377	3,481	2,845	2,726
	$5,271	$4,800	$12,257	$11,973	$6,638	$6,311
b)    Liabilities

	Accounts Payable and Other		Property-Specific Mortgages		Subsidiary Borrowings
AS AT MAR. 31, 2018 AND DEC. 31, 2017 (MILLIONS)	2018	2017	2018	2017	2018	2017
Current portion	$11,960	$11,148	$8,351	$8,800	$1,597	$1,956
Non-current portion	6,696	6,817	57,550	54,921	6,341	7,053
	$18,656	$17,965	$65,901	$63,721	$7,938	$9,009

7.	HELD FOR SALE
The following is a summary of the assets and liabilities classified as held for sale as at March 31, 2018:

AS AT MAR. 31, 2018 (MILLIONS)	Real Estate	Private Equity	Total
Assets
Cash and cash equivalents	$2	$—	$2
Accounts receivables and other	1	71	72
Investment properties	105	—	105
Property, plant and equipment	—	42	42
Equity accounted investments	—	75	75
Other long-term assets	6	—	6
Assets classified as held for sale	$114	$188	$302
Liabilities
Accounts payable and other	$192	$21	$213
Property-specific borrowings	355	—	355
Liabilities associated with assets classified as held for sale	$547	$21	$568
As at March 31, 2018, assets held for sale within the company’s Real Estate segment include interests in six assets within the opportunistic fund investment portfolios and an intangible asset related to our hotel and casino in Las Vegas. Assets held for sale within our Private Equity segment include certain of our infrastructure support manufacturing assets and liabilities and a joint venture within our real estate brokerage services business. The company intends to sell controlling interests in these assets to third parties in the next 12 months.
During the quarter, the company sold certain assets and subsidiaries, including our South American electricity transmission operations for proceeds of $1.3 billion and a core office property in Toronto for proceeds of $660 million.

Q1 2018 INTERIM REPORT 80

8.	INVESTMENT PROPERTIES
The following table presents the change in the fair value of the company’s investment properties:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2018 (MILLIONS)
Fair value, beginning of period	$56,870
Additions	457
Acquisitions through business combinations	1,245
Disposals and reclassifications to assets held for sale	(627)
Fair value changes	470
Foreign currency translation	(106)
Fair value, end of period	$58,309
Investment properties include the company’s office, retail, multifamily, industrial and other properties as well as higher-and-better- use land within the company’s sustainable resources operations. Acquisitions and additions of $1.7 billion relate mainly to business combinations completed during the year, including additions to our existing U.K. student housing portfolio and an office building in New York. Additions also included capital invested to enhance or expand numerous properties throughout our portfolio.
Disposals in the current period of $627 million relate primarily to the sale of an office property in Toronto.

9.	PROPERTY, PLANT AND EQUIPMENT
The company’s property, plant and equipment relates to the operating segments as shown below:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2018 (MILLIONS)	Renewable Power	Infrastructure	Real Estate	Private Equity and Other	Total
Balance, beginning of period	$33,590	$10,903	$5,779	$2,733	$53,005
Acquisitions and additions	243	163	1,192	71	1,669
Dispositions[1]	(43)	(20)	(2)	(45)	(110)
Depreciation	(278)	(105)	(73)	(70)	(526)
Foreign currency translation	241	105	82	(35)	393
Total change	163	143	1,199	(79)	1,426
Balance, end of period	$33,753	$11,046	$6,978	$2,654	$54,431

1.	Includes reclassification to held for sale

10.	SUBSIDIARY PUBLIC ISSUERS AND FINANCE SUBSIDIARY
Brookfield Finance Inc. (“BFI”) is an indirect 100% owned subsidiary of the corporation that may offer and sell debt securities. Any debt securities issued by BFI are fully and unconditionally guaranteed by the company. BFI issued $500 million of 4.25% notes due in 2026 on May 25, 2016, $550 million and $350 million of 4.70% notes due in 2047 on September 14, 2017 and January 17, 2018, respectively, and $650 million of 3.90% notes due in 2028 on January 17, 2018.
Brookfield Finance LLC (“BFL”) is a Delaware limited liability company formed on February 6, 2017 and an indirect 100% owned subsidiary of the corporation. BFL is a “finance subsidiary,” as defined in Rule 3-10 of Regulation S-X. Any debt securities issued by BFL are fully and unconditionally guaranteed by the corporation. On March 10, 2017, BFL issued $750 million of 4.00% notes due 2024. BFL has no independent activities, assets or operations other than in connection with any debt securities it may issue.
Brookfield Investments Corporation (“BIC”) is an investment company that holds investments in the property and forest products sectors, as well as a portfolio of preferred shares issued by the corporation’s subsidiaries. The corporation provided a full and unconditional guarantee of the Class 1 Senior Preferred Shares, Series A issued by BIC. As at March 31, 2018, C$42 million of these senior preferred shares were held by third-party shareholders and are retractable at the option of the holder.

81 BROOKFIELD ASSET MANAGEMENT

The following tables contain summarized financial information of the corporation, BFI, BFL, BIC and non-guarantor subsidiaries:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2018 (MILLIONS)	The corporation[1]	BFI	BFL	BIC	Subsidiaries of the corporation other than BFI, BFL and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$214	$13	$13	$29	$13,465	$(1,103)	$12,631
Net income attributable to shareholders	857	(8)	—	9	480	(481)	857
Total assets	54,743	3,570	770	3,775	214,219	(81,142)	195,935
Total liabilities	26,095	2,065	769	2,431	116,109	(32,849)	114,620

AS AT DEC. 31, 2017 AND FOR THE THREE MONTHS ENDED MAR. 31, 2017 (MILLIONS)	The corporation[1]	BFI	BFL	BIC	Subsidiaries of the corporation other than BFI, BFL and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$31	$5	$3	$1	$7,066	$(1,105)	$6,001
Net income attributable to shareholders	(37)	—	—	13	589	(602)	(37)
Total assets	53,688	1,060	757	3,761	206,907	(73,453)	192,720
Total liabilities	25,444	1,042	756	2,309	113,336	(30,039)	112,848

1.	This column accounts for investments in all subsidiaries of the corporation under the equity method

2.	This column accounts for investments in all subsidiaries of the corporation other than BFI, BFL and BIC on a combined basis

3.	This column includes the necessary amounts to present the company on a consolidated basis

11.	EQUITY
Common Equity
The company’s common equity is comprised of the following:

AS AT MAR. 31, 2018 AND DEC. 31, 2017 (MILLIONS)	2018	2017
Common shares	$4,443	$4,428
Contributed surplus	246	263
Retained earnings	12,320	11,864
Ownership changes	1,470	1,459
Accumulated other comprehensive income	5,977	6,038
Common equity	$24,456	$24,052
The company is authorized to issue an unlimited number of Class A shares and 85,120 Class B shares, together referred to as common shares. The company’s common shares have no stated par value. The holders of Class A shares and Class B shares rank on par with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares is diluted.
The holders of the company’s common shares received cash dividends during the first quarter of 2018 of $0.15 per share (2017 – $0.14 per share).

Q1 2018 INTERIM REPORT 82

The number of issued and outstanding common shares and unexercised options are as follows:

AS AT MAR. 31, 2018 AND DEC. 31, 2017	2018	2017
Class A shares[1]	956,903,419	958,688,000
Class B shares	85,120	85,120
Shares outstanding[1]	956,988,539	958,773,120
Unexercised options and other share-based plans[2]	46,511,607	47,474,284
Total diluted shares	1,003,500,146	1,006,247,404

1.	Net of 34,000,896 (2017 – 30,569,215) Class A shares held by the company in respect of long-term compensation agreements

2.	Includes management share option plan and escrowed stock plan
The authorized common share capital consists of an unlimited number of shares. Shares issued and outstanding changed as follows:

FOR THE THREE MONTHS ENDED MAR. 31	2018	2017
Outstanding, beginning of period[1]	958,773,120	958,168,417
Issued (repurchased)
Repurchases	(5,231,624)	(1,908,728)
Long-term share ownership plans[2]	3,396,095	2,242,790
Dividend reinvestment plan and others	50,948	57,929
Outstanding, end of period[3]	956,988,539	958,560,408

1.	Net of 30,569,215 (2017 – 27,846,452) Class A shares held by the company in respect of long-term compensation agreements

2.	Includes management share option plan and restricted stock plan

3.	Net of 34,000,896 (2017 – 29,188,231) Class A shares held by the company in respect of long-term compensation agreements

Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2018	2017
Net income (loss) attributable to shareholders	$857	$(37)
Preferred share dividends	(38)	(36)
Net income (loss) available to shareholders	$819	$(73)

Weighted average – common shares	957.9	958.5
Dilutive effect of the conversion of options and escrowed shares using treasury stock method	19.1	—
Common shares and common share equivalents	977.0	958.5
Stock-Based Compensation
The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date, or under certain conditions, the volume-weighted average price for the five business days prior to the grant date. During the three months ended March 31, 2018, the company granted 4.5 million stock options at a weighted average exercise price of $40.39 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 16.3% volatility, a weighted average expected dividend yield of 1.9% annually, a risk-free rate of 2.8% and a liquidity discount of 25%.

83 BROOKFIELD ASSET MANAGEMENT

The company previously established an Escrowed Stock Plan whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Brookfield Class A shares and therefore the escrowed shares represent an interest in the underlying Brookfield Shares. The escrowed shares vest on and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than 10 years from the grant date, all escrowed shares held will be exchanged for a number of Class A shares issued from treasury of the company, based on the market value of Class A shares at the time of exchange. During the three months ended March 31, 2018, the company granted 5.8 million escrowed shares at a weighted average exercise price of $40.39 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 16.3% volatility, a weighted average expected dividend yield of 1.9% annually, a risk-free rate of 2.8% and a liquidity discount of 25%.

12.	REVENUES
We perform a disaggregated analysis of revenues considering the nature, amount, timing and uncertainty of revenues. This includes disclosure of our revenues by segment and type, as well as a breakdown of whether revenues from goods or services are recognized at a point in time or delivered over a period of time.
a)    Revenue by Type

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Revenue from contracts with customers	$63	$683	$926	$1,077	$8,075	$456	$—	$11,280
Other revenue	—	1,193	13	36	40	3	66	1,351
	$63	$1,876	$939	$1,113	$8,115	$459	$66	$12,631
b)    Timing of Recognition of Revenue from Contracts with Customers

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Goods and services provided at a point in time	$—	$254	$30	$62	$6,505	$456	$—	$7,307
Services transferred over a period of time	63	429	896	1,015	1,570	—	—	3,973
	$63	$683	$926	$1,077	$8,075	$456	$—	$11,280
Remaining Performance Obligations
In our construction services business, backlog is defined as revenue yet to be delivered (i.e. remaining performance obligations) on construction projects that have been secured via an executed contract, work order, or letter of intent. The total backlog equates to approximately two years of activity.
In our asset management, infrastructure and renewable power businesses, revenue is generally recognized as invoiced for contracts recognized over a period of time as the amounts invoiced are commensurate with the value provided to the customers.

13.	FAIR VALUE CHANGES
Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2018	2017
Investment properties	$470	$(23)
Transaction related gains, net of deal costs	538	99
Financial contracts	(257)	(77)
Impairment and provisions	(37)	(45)
Other fair value changes	(142)	(158)
	$572	$(204)

Q1 2018 INTERIM REPORT 84

SHAREHOLDER INFORMATION

Shareholder Enquiries
Shareholder enquiries should be directed to our Investor Relations group at:
Brookfield Asset Management Inc.
Suite 300, Brookfield Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3
T: 416-363-9491 or toll free in North America: 1-866-989-0311
F: 416-363-2856
bam.brookfield.com
enquiries@brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:
AST Trust Company (Canada)
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3
T: 416-682-3860 or toll free in North America: 1-800-387-0825
F: 1-888-249-6189
www.astfinancial.com/ca-en
inquiries@astfinancial.com

Investor Relations and Communications
We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.
Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.
The text of our 2017 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.
Annual Meeting of Shareholders
Our 2018 Annual Meeting of Shareholders will be held at 10.30 a.m. on Friday, June 15, 2018 at the Design Exchange, 234 Bay Street, Toronto, Ontario, Canada.
Dividends
The quarterly dividend payable on Class A shares is declared in U.S. dollars. Registered shareholders who are U.S. residents receive their dividends in U.S. dollars, unless they request the Canadian dollar equivalent. Registered shareholders who are Canadian residents receive their dividends in the Canadian dollar equivalent, unless they request to receive dividends in U.S. dollars. The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada daily average exchange rate exactly two weeks (or 14 days) prior to the payment date for the dividend.
Dividend Reinvestment Plan
The corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada and the United States to receive their dividends in the form of newly issued Class A shares.
Registered shareholders of our Class A shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).
Registered shareholders of our Class A shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average of the daily average exchange rates as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.
Our Dividend Reinvestment Plan allows current shareholders of the corporation who are resident in Canada and the United States to increase their investment in the corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Stock Exchange Listings
	Symbol	Stock Exchange
Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext – Amsterdam
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 13	BAM.PR.K	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 24	BAM.PR.R	Toronto
Series 25	BAM.PR.S	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto
Series 38	BAM.PF.E	Toronto
Series 40	BAM.PF.F	Toronto
Series 42	BAM.PF.G	Toronto
Series 44	BAM.PF.H	Toronto
Series 46	BAM.PF.I	Toronto
Series 48	BAM.PF.J	Toronto

Dividend Record and Payment Dates
Security[1]	Record Date[2]	Payment Date[3]
Class A and Class B shares	Last day of February, May, August and November	Last day of March, June, September and December
Class A Preference shares
Series 2, 4, 13, 17, 18, 24, 25, 26, 28, 30
32, 34, 36, 37, 38, 40, 42, 44, 46 and 48	15th day of March, June, September and December	Last day of March, June, September and December
Series 8	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
1.    All dividend payments are subject to declaration by the Board of Directors
2.    If the Record Date is not a business day, the Record Date will be the previous business day
3.    If the Payment Date is not a business day, the Payment Date will be the previous business day

85 BROOKFIELD ASSET MANAGEMENT

BOARD OF DIRECTORS AND OFFICERS
BOARD OF DIRECTORS

M. Elyse Allan, C.M.
President and Chief Executive Officer, General Electric Canada Company Inc. and Vice-President, General Electric Co.

Jeffrey M. Blidner
Vice Chair,
Brookfield Asset Management Inc.

Angela F. Braly
Former Chair of the Board, President and Chief Executive Officer, WellPoint Inc. (now known as Anthem, Inc.)

Jack L. Cockwell, C.M.
Corporate Director

Marcel R. Coutu
Former President and
Chief Executive Officer,
Canadian Oil Sands Limited and
former Chair of Syncrude Canada Ltd.

Murilo Ferreira
Former Chief Executive Officer, Vale SA

J. Bruce Flatt
Chief Executive Officer,
Brookfield Asset Management Inc.

Robert J. Harding, C.M., F.C.A.
Former Chair,
Brookfield Asset Management Inc.

Maureen Kempston Darkes, O.C., O.ONT.
Former President, Latin America, Africa and Middle East, General Motors Corporation

David W. Kerr
Chair, Halmont Properties Corp.

Hon. Frank J. McKenna, P.C., O.C., O.N.B.
Chair, Brookfield Asset Management Inc. and Deputy Chair, TD Bank Group

Rafael Miranda
Corporate Director and former Chief Executive Officer of Endesa, S.A.

Youssef A. Nasr
Corporate Director and former Chair and Chief Executive Officer of HSBC Middle East Ltd. and former President of HSBC Bank Brazil

Lord O’Donnell
Chair, Frontier Economics

Seek Ngee Huat
Former Chair of the Latin American Business Group, Government of Singapore Investment Corporation

Diana L. Taylor
Vice Chair, Solera Capital LLC

Details on Brookfield’s directors are provided in the Management Information Circular and on Brookfield’s website at www.brookfield.com.

CORPORATE OFFICERS
J. Bruce Flatt, Chief Executive Officer
Brian Lawson, Chief Financial Officer
A.J. Silber, Vice President of Legal Affairs

Brookfield incorporates sustainable development practices within our corporation.
This document was printed in Canada using vegetable-based inks on FSC stock.

Q1 2018 INTERIM REPORT 86

BROOKFIELD ASSET MANAGEMENT INC.

brookfield.com

NYSE: BAM
TSX: BAM.A
EURONEXT: BAMA

CORPORATE OFFICES

United States
Brookfield Place
250 Vesey Street, 15th Floor
New York, NY
10281-1023
+1.212.417.7000

Canada
Brookfield Place
181 Bay Street, Suite 300
Bay Wellington Tower
Toronto, ON M5J 2T3
+1.416.363.9491

United Kingdom
99 Bishopsgate
2nd Floor
London EC2M 3XD
+44 (0) 20.7659.3500

Australia
Level 22
135 King Street
Sydney, NSW 2000
+61.2.9322.2000

Brazil
Avenida Antônio Gallotti s/n
Edifício Pacific Tower
BL 2, 2º andar
Barra da Tijuca, Rio de Janeiro, RJ
22775-029
+55.21.3725.7800

United Arab Emirates
Level 15
Gate Building, DIFC
P.O. Box 507234
Dubai
+971.4.401.9211

India
8th Floor
A Wing, One BKC
Bandra Kurla Complex
Bandra East
Mumbai 400 051
+91.22.6600.0700

China
Suite 2101, Shui On Plaza
No. 333 Huai Hai Road
Shanghai 200021
+86.21.2306.0700

REGIONAL OFFICES

North America
Calgary
Chicago
Houston
Los Angeles
Mexico City
Vancouver

South America
Bogota
Lima
São Paulo

Europe
Madrid

Asia-Pacific
New Delhi
Hong Kong
Seoul
Singapore
Tokyo